As confidentially submitted to the Securities and Exchange Commission on October 16, 2026

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

CONFIDENTIAL SUBMISSION ON

FORM F-1

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

ABITS GROUP INC
(Exact name of registrant as specified in its charter)

British Virgin Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Level 24 Lee Garden One, 33 Hysan Avenue

Causeway Bay, Hong Kong SAR

People’s Republic of China

+852 3959-8605 — telephone

+852 3959 8800 — facsimile

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Abit USA Inc.

4458 White Oak Rd

Duff, TN 37729

+1-917-592-1177 — telephone

(Name, address including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Anthony W. Basch, Esq.

Kaufman & Canoles, P.C.

Two James Center, 14th Floor

1021 East Cary Street

Richmond, Virginia 23219

+1-804-771-5700 — telephone

+1-888-360-9092 — facsimile

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by the registrant.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [●], 2026

Up to 50,476,408 Ordinary Shares

ABITS GROUP INC

This prospectus relates to the offer and resale, from time to time, by Shakawe Capital LLC, a Wyoming limited liability company (the “Selling Shareholder”, “ELOC Investor” or “Shakawe”), of up to 50,476,408 of our ordinary shares, no par value (the “Ordinary Shares”), consisting of (i) up to 18,148,821 Ordinary Shares (the “Put Shares”) that we may, in our discretion, elect to issue and sell to Shakawe from time to time after the date of this prospectus pursuant to the Equity Purchase Agreement, dated as of September 14, 2026, between the Company and Shakawe (the “Equity Purchase Agreement” or “ELOC”), under which we may sell to Shakawe up to US$250,000,000 of Ordinary Shares, and (ii) up to 32,327,587 Ordinary Shares issued or issuable to Shakawe as a commitment fee (the “Commitment Shares”), including 26,970,444 additional Ordinary Shares (the “True-Up Commitment Shares”) that may become issuable pursuant to the true-up provisions of the Equity Purchase Agreement and Ordinary Shares issuable upon exercise of pre-funded warrants issued or issuable in lieu of Commitment Shares (the “Pre-Funded Warrants”).

The 18,148,821 Put Shares registered hereunder represent only a portion of the Ordinary Shares issuable under the Equity Purchase Agreement, sufficient, at an assumed purchase price of US$1.102 per share (95% of the Nasdaq Official Closing Price of US$1.16 on September 28, 2026), to permit us to receive aggregate gross proceeds of approximately US$20.0 million. If we elect to sell to Shakawe more Ordinary Shares than are registered hereunder, we must first file one or more additional registration statements covering the resale of such additional Ordinary Shares, which the SEC must declare effective, before we may sell such shares to Shakawe, and any such additional issuances could cause additional dilution to our shareholders.

The number of Commitment Shares covered by this prospectus assumes a True-Up Commitment Share Reference Price of US$0.232 per share (80% below such Nasdaq Official Closing Price). These assumed prices are used solely to determine the number of Ordinary Shares registered hereunder; they do not establish a floor or a ceiling on the actual prices at which Ordinary Shares will be issued under the Equity Purchase Agreement, and the actual purchase price for each put and the actual True-Up Commitment Share Reference Price will be determined at the time of the applicable issuance in accordance with the Equity Purchase Agreement. The actual number of Ordinary Shares we issue to Shakawe may be greater or less than the number registered, and if it is greater we will be required to file one or more additional registration statements before Shakawe may resell the excess. See “Risk Factors—The Commitment Shares, including the True-Up Commitment Shares, will be substantially dilutive, and the number is not fixed” and “The September 2026 PIPE.”

Subject to the terms and conditions of the Equity Purchase Agreement, the Company has the right, from time to time at its discretion, during the period commencing on September 14, 2026 and ending on the earlier of (i) the date on which the ELOC Investor has purchased Ordinary Shares under the Equity Purchase Agreement equal to the US$250,000,000 maximum commitment amount, (ii) September 14, 2029 (the date that is 36 months after the execution date of the Equity Purchase Agreement) and (iii) termination of the Equity Purchase Agreement in accordance with its terms, to direct the ELOC Investor to purchase a specified number of Ordinary Shares (each such sale, a “Regular Put”) by delivering written notice to the ELOC Investor by e-mail received on or after 4:00 p.m. and prior to 6:30 p.m., New York City time, on a Trading Day (each, a “Regular Put Notice”).

The Ordinary Shares purchased pursuant to a Regular Put will be purchased at a price equal to 95% of the lowest daily VWAP of the Ordinary Shares during the three (3) consecutive Trading Days immediately following the applicable Put Date. The number of Ordinary Shares subject to any intraday put may not exceed 4.99% of the issued and outstanding Ordinary Shares on the date of the applicable notice, unless waived by the ELOC Investor. In addition, the Company may not issue, and the ELOC Investor is not obligated to purchase, Ordinary Shares under the Equity Purchase Agreement to the extent that, after giving effect to such issuance, the ELOC Investor together with its affiliates would beneficially own more than 4.99% of the then-outstanding Ordinary Shares.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of Ordinary Shares by the Selling Shareholder. However, we may receive up to US$250,000,000 in aggregate gross proceeds from sales of Ordinary Shares that we may elect to make to Shakawe pursuant to the Equity Purchase Agreement after the date of this prospectus. See “The September 2026 PIPE” and “Use of Proceeds.”

The Company will control the timing and amount of any sales of Ordinary Shares to the ELOC Investor under the ELOC. Actual sales of the Ordinary Shares under the equity line will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the Ordinary Shares and determinations by the Company as to the appropriate sources of funding for its business and operations.

The ELOC Investor is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Put Shares and the Commitment Shares offered by this prospectus. The Selling Shareholder may sell the Ordinary Shares described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution.” We will bear all costs, expenses and fees in connection with the registration of the Ordinary Shares. The ELOC Investor will bear all commissions and discounts, if any, attributable to its sales of Ordinary Shares.

We may amend or supplement this prospectus from time to time, as required, to add, update or change information contained in this prospectus, including information regarding the selling shareholders or the plan of distribution. You should rely only on the information contained in, or incorporated by reference into, this prospectus and any applicable prospectus supplement or amendment. Before investing, you should carefully read this prospectus and any applicable prospectus supplement or amendment, together with the documents incorporated by reference into this prospectus and the additional information described under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Our Ordinary Shares are listed on the NASDAQ Capital Market under the symbol “ABTS”. On October 14, 2026, the Nasdaq Closing Price of our Ordinary Shares as reported by the NASDAQ Capital Market was $1.21.

We are not a United States operating company nor a Chinese operating company but a British Virgin Islands holding company with substantially all operations conducted by our subsidiaries based in the U.S., with limited intracompany administrative function supported by our subsidiary in mainland China. Investing in our securities being offered pursuant to this prospectus involves a high degree of risk. You should carefully read and consider the risk factors beginning on page 17 of this prospectus, and the risk factors described in the documents incorporated by reference into this prospectus for more information before you make your investment decision.

Abits Group Inc is a British Virgin Islands business company, and this is an offering of securities of a British Virgin Islands company. Unless otherwise stated, as used in this prospectus, “Abits,” “ABTS,” “we,” “us,” “our” or “the Company” refers to Abits Group Inc, a British Virgin Islands business company that will issue the securities of this offering, and in the context of describing the operations and consolidated financial results of the Company, also includes its consolidated subsidiaries. References to “Abit USA” are to Abit USA, Inc., and both Abit USA and Abits Inc. are the Company’s subsidiaries that conduct substantive business operations in the U.S. References to “Abit HK” are to Abit Hong Kong Limited, a direct holding subsidiary of the Company with no material operations of its own. References to “Bitmatrix” are to Beijing Bitmatrix Technology Co. Ltd, the Company’s indirect subsidiary in mainland China that performs limited administrative function providing intracompany support to the Company and its operating subsidiaries.

As a holding company with no material operations of its own, substantially all of the Company’s digital data center operations and bitcoin mining business are conducted by our U.S. operating subsidiaries, Abit USA and Abits Inc., with limited administrative functions supported by our subsidiary in mainland China, Bitmatrix. Abits owns equity interests in our operating subsidiaries indirectly through our Hong Kong subsidiary, Abit HK. This corporate structure involves certain unique risks to investors. Investors in the offering are purchasing the securities of Abits, a British Virgin Islands holding company but not the shares of the operating companies in the U.S. or mainland China. Investor may never hold equity interests in the Chinese operating companies. Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factor — If the Chinese government determines that our corporate structure does not comply with the Chinese laws and regulations, or if such laws and regulations change or are interpreted differently in the future, Chinese regulatory authorities could disallow our current operating structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless” on pages 9 and 33 of this prospectus.

We and our PRC subsidiary face legal and operational risks associated with being based in or having some portion of the operations in China. These risks could result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which our PRC subsidiary operates, which would likely result in a material change in its operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Chinese laws and regulations can change quickly with little advance notice, and uncertainties in the enforcement of PRC laws and regulations may limit the legal protections available to us and our investors and materially and adversely affect our financial condition and results of operations, and cause our securities to significantly decline in value. The Chinese government may intervene or influence the operation of our PRC subsidiary and exercise significant oversight and discretion over the conduct of its business and may intervene in or influence their operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers that are based in or having some portion of the operations in China, which could result in a material change in our operations and/or the value of our ordinary shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted in securities markets outside China and/or foreign investment in issuers that are based in or having some portion of the operations in China, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Our Corporate Structure and Being Based in Or Having Some Portion of Our Operations in China” on pages 9 and 32 – 39 of this prospectus.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly released the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of overseas listed Chinese companies, and cybersecurity and data privacy protection requirements, etc. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”), issued the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. The CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. These CSRC regulations, collectively referred to as the Overseas Listing Rules, took effect on March 31, 2023. Under these rules, a company established in mainland China seeking securities offering and listing, by both direct or indirect means, in an overseas market is required to undertake filing procedures with the CSRC for its overseas offering and listing activities. A direct overseas offering and listing by PRC domestic companies is defined as an overseas offering and listing by a joint-stock company incorporated in the PRC. An indirect overseas offering and listing by PRC domestic companies refers to an overseas offering and listing by a company in the name of an overseas incorporated entity whose major business operations are located in the PRC, based on the underlying equity, assets, earnings, or any other similar rights of PRC domestic companies. The Trial Measures also set forth a list of circumstances under which overseas offering and listing by domestic companies established in mainland China are prohibited. Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”). Under the Confidentiality Provisions, domestic companies established in mainland China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such domestic companies established in mainland China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. If they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Any failure or perceived failure to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable, including criminal liability. See “Risk Factors — Risks Related to Our Corporate Structure and Being Based in Or Having Some Portion of Our Operations in China — If we were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities under the PRC laws, we could be subject to fines or other regulatory sanctions” on pages 9 and 36 of this prospectus.

We and our PRC subsidiary may also be subject to PRC laws and regulations relating to data security, privacy and personal information protections. On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”) promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities and provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the PIPL, which took effect on November 1, 2021. The PIPL sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further clarifies the liabilities for illegal processing of personal information. On September 24, 2024, the Cyberspace Administration of China (the “CAC”) released the Regulations for the Administration of Network Data Security, or the Network Data Security Regulations, which took effect on January 1, 2025. The Network Data Security Regulation requires that a network data processor who carries out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant regulations. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. Pursuant to the Cybersecurity Review Measures, which were promulgated by the CAC and twelve other governmental agencies and became effective on February 15, 2022, “critical information infrastructure operators” (“CIIOs”) that purchase Internet products and services and online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that online platform operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. Further, on July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, or the Data Outbound Transfer Measures, which took effect on September 1, 2022. According to these Measures, in addition to the self-risk assessment requirement for provision of any data outside mainland China, a data processor shall apply with the competent cyberspace department for data security assessment and clearance of outbound data transfer in certain circumstances. On March 22, 2024, the CAC issued the Regulations on Promoting and Regulating Cross-Border Data Flows, or the Data Flow Regulations, which relaxes the control over the cross-border transfer of non-sensitive personal information, and exempts certain common international affairs scenarios from governmental reviews of cross-border transfer of personal information. In accordance with the Data Outbound Transfer Measures, the Data Flow Regulations, and the related guidelines issued by the CAC, a data processor shall apply for a data security assessment and clearance of outbound data transfers in either of the following circumstances: (a) outbound transfer of personal information or important data by a CIIO; or (b) outbound transfer of important data by a non-CIIO data processor or personal information by such a non-CIIO data processor who has made outbound transfers of more than one million users’ personal information or more than 10,000 users’ sensitive personal information cumulatively since January 1 of the current year. See “Risk Factors — Risks Related to Our Corporate Structure and Being Based in Or Having Some Portion of Our Operations in China — Our PRC subsidiary, Bitmatrix, is subject to data security, personal information protection, and other data related PRC laws and regulations, and if Bitmatrix were found to be noncompliant with such laws and regulations, it could materially and adversely affect our financial condition and results of operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless” on pages 9 and 37 of this prospectus.

As of the date of this prospectus, as advised by Jincheng Tongda & Neal Law Firm, our counsel as to PRC law, under current PRC laws and regulations, neither we nor our PRC subsidiary, Bitmatrix, is required to submit an application for the approval of the CSRC in connection with our securities offerings, because neither we nor our PRC subsidiary meets the criteria set forth in the Overseas Listing Rules that would result in us or our PRC subsidiary being deemed as an indirect overseas offering by PRC domestic companies. Further, based on the opinion of our counsel as to PRC law, (i) we and our PRC subsidiary are not subject to the Confidentiality Provisions to operate our business or to offer the securities being registered to foreign investors, because our offering of securities will not be deemed as a direct or indirect offering of securities by PRC domestic companies under the relevant PRC laws, and (ii) we and our PRC subsidiary are not required to obtain any permissions or approvals under the Confidentiality Provisions or other relevant PRC laws and regulations, because none of the documents and materials possessed, provided or disclosed by the Company or Bitmatrix contains PRC state secrets or secrets of PRC government agencies.

In addition, based on our management’s assessment of facts, and as advised by our counsel as to PRC law, neither we nor our PRC subsidiary is required to go through a cybersecurity review with the CAC pursuant to the Cybersecurity Review Measures, because neither we nor our subsidiaries are deemed an CIIOs or an online platform operator that possesses over one million users’ personal information. Further, as advised by our PRC counsel, none of our Company, Hong Kong subsidiary and U.S. Subsidiaries is subject to the Network Data Security Regulations. While our PRC subsidiary, Bitmatrix, is subject to the Network Data Security Regulation in conducting network data process activities in mainland China, Bitmatrix is not required to undergo a national security review or to receive permissions or approvals to operate its business or to offer securities to investors under the Network Data Security Regulation because none of the network data processing activities carried out by Bitmatrix affects or may affect national security of the PRC. We and our PRC subsidiary have also not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. As confirmed by our management, neither we nor our subsidiaries in Hong Kong and the U.S. have conducted any data processing activities within the territory of mainland China, or that may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens, and as advised by our PRC counsel, the Data Security Law is not applicable to us and our subsidiaries in Hong Kong and the U.S. Our mainland China subsidiary’s activity related to cross-border data transfer is limited to corporate records and certain non-sensitive personal information of our employees. From January 1, 2022 to the date of this prospectus, our mainland China subsidiary made outbound data transfers of significantly less than 10,000 users’ personal information cumulatively. As advised by our PRC counsel, we and our PRC subsidiary are not required to apply for a data security assessment for outbound transfer under the Data Outbound Transfer Measures and related regulations. However, the relevant PRC laws and regulations are relatively new and there are uncertainties in the interpretation and implementation of the PRC laws and regulations and the enforcement practice by PRC government authorities. PRC laws, rules or regulations can evolve quickly and may be revised from time to time. Interpretation and implementation of current and future PRC laws and regulations may change quickly with little advance notice. If we were to be required to obtain any permission or approval from or complete any filing or review procedures with the CSRC, the CAC, or other PRC governmental authorities under the PRC laws, we cannot assure you that we and our subsidiaries will be able to comply with them in all respects. If we or our subsidiaries do not receive or maintain required approvals or complete filing or review procedures, or inadvertently conclude that such filings or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Our Corporate Structure and Being Based in Or Having Some Portion of Our Operations in China” on pages 9 and 32 – 39 of this prospectus.

The Chinese government has recently strengthened its anti-monopoly regulation and enforcement. In 2011, the State Council promulgated the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, and MOFCOM issued related implementation regulations, officially establishing a security review system for mergers and acquisitions of domestic enterprises by foreign investors. In July 2021, the Cyberspace Administration of China (“CAC”) opened cybersecurity probes into several U.S.-listed technology companies focusing on those companies’ practice to collect, store, process and transfer data. On June 24, 2022, the SCNPC adopted the amended Anti-Monopoly Law, which increases the fines for illegal concentration of business operators. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector, or the Anti-monopoly Guideline, aiming to improve anti-monopoly administration on online platforms and specifically prohibit certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition. As of the date of this prospectus, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our or our PRC subsidiary’s ability to conduct business because neither the Company nor its PRC subsidiary have engaged in monopolistic acts that are subject to these statements or regulatory actions.

As a holding company, Abits may rely on dividends or payments by its subsidiaries to fund its cash and financing requirements, including funds necessary to pay dividends or other distributions to our shareholders and investors, to pay any debts we may incur, and to pay operating expenses.

Our U.S. operating subsidiaries may provide dividend or other distributions to us through our Hong Kong subsidiary. According to Companies Ordinance (Cap.622 of the Laws of Hong Kong), our Hong Kong subsidiary is permitted to provide funding to us through dividend distributions out of profits available for distribution. If our subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiary’s only function is to provide administrative support to us and other subsidiaries, and it does not generate revenue and is not expected to make any cash or other distributions.

As of the date of this prospectus, none of our subsidiaries has issued any dividends or distributions to us, and we have not made any dividends or distributions to our shareholders. Our subsidiaries in the U.S. generate and retain cash generated from operating activities and reinvest it in our business.

We are permitted under BVI law to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds, subject to complying with applicable laws (including with respect to economic substance). Abit HK is also permitted under Hong Kong law to provide funding to its subsidiaries through loans or capital contributions, provided that the payments by Abit HK are in compliance with the applicable laws and regulations relating to Anti-Money Laundering and Counter Financing of Terrorism.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our mainland China subsidiary, Bitmatrix, through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. If we provide loans to our subsidiary in mainland China, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (“SAFE”) in accordance with relevant PRC laws and regulations. If our subsidiary in mainland China receives loans, it is only allowed to use the loans for the purposes set forth in these laws and regulations. There have been no loans or such filings with SAFE on loans, or capital contributions, to Bitmatrix since our inception. We do not expect to provide fundings to Bitmatrix in the foreseeable future, which has sufficient cash reserve for its own expenses.

Abit USA, the subsidiary that conducted substantial business operations in the prior three fiscal years, finances not only its own operating expenses in the United States but also settles the corporate expenses of the holding company, Abits, and the limited corporate expenses of Abit HK, both of which have no material operations of their own. These advances are treated as inter-company loans which are non-interest bearing and have no fixed terms of repayment.

Abit USA’s inter-company loans for each of the three years ended December 31, 2025 were as follows:

	Year ended December 31
	2025	2024	2023
Amount due from Abits Group Inc	2,241,294	1,241,125	590,188
Amount due from Abit HK	1,081,862	880,841	283,058

Please refer to the audited consolidated financial statements for the three fiscal years ended December 31, 2025 and related notes in the 2025 Annual Report incorporated by reference in this prospectus for more information. To the extent that we receive fundings from future capital raises, we expect to use cash proceeds from our securities offerings, including through this prospectus, to settle the above inter-company loan amounts due from us and Abit HK.

We have never declared or paid any cash dividends on our ordinary shares. We do not have any plan to pay any cash dividends on our shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering” on pages 9 and 10.

As of the date of this prospectus, we do not anticipate any difficulties on our ability to transfer cash between our subsidiaries, other than Bitmatrix which is a stand-alone operation and has enough working capital of its own for the foreseeable future. However, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of the Company or our subsidiaries to transfer cash or assets. We have not adopted cash management policy that dictate the amount of such funds and how such funds are transferred.

Trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditor for a period of two consecutive years and as a result, Nasdaq may determine to delist our securities. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, Audit Alliance LLP, is based in the Republic of Singapore and gives complete access to the PCAOB on a regular basis. Our auditor is not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that are subject to PCAOB’s determination. Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditor’s audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA. See “Risk Factors — Trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditor for a period of two consecutive years and as a result, Nasdaq may determine to delist our securities” for more information.

This prospectus may not be used to offer or sell our securities. The information contained or incorporated in this prospectus or in any prospectus supplement is accurate only as of the date of this prospectus, or such prospectus supplement, as applicable, regardless of the time of delivery of this prospectus or any sale of our securities

Neither the Securities and Exchange Commission, any United States state securities commission, the British Virgin Islands Financial Services Commission, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______, 2026

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 that we filed with the Securities and Exchange Commission (the “SEC”). This Prospectus relates solely to the resale, from time to time, by the Selling Shareholder identified in this Prospectus of up to 50,476,408 of our Ordinary Shares, no par value. We will not receive any proceeds from the resale by the Selling Shareholder of the Ordinary Shares offered hereby. However, we may receive up to US$250,000,000 in aggregate gross proceeds from sales of Ordinary Shares that we may elect to make to Shakawe pursuant to the Equity Purchase Agreement after the date of this prospectus. The Put Shares registered hereunder would permit us to receive aggregate gross proceeds of only approximately US$20.0 million, at an assumed purchase price of US$1.102 per share. In order to receive the full amount available under the Equity Purchase Agreement, we could be required to file one or more additional registration statements covering the resale of additional Ordinary Shares, which the SEC must declare effective, before we may sell such additional Ordinary Shares to Shakawe.

Industry data and other statistical information used in this prospectus, any applicable prospectus supplement, any related free writing prospectus and any document incorporated by reference into this prospectus are based on independent publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of the date on the front of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of the document.

Except as otherwise indicated by the context, references in this prospectus to:

●	“Abits,” “ABTS,” “we,” “our,” “our company,” the “company” and “us” are to Abits Group Inc, a British Virgin Islands business company limited by shares, and when describing the financial results of Abits Group Inc, also includes its consolidated subsidiaries, unless the context otherwise indicates;

●	“Abit HK” are to Abit HK Limited, a Hong Kong limited company and a wholly owned direct subsidiary of ABTS;

●	“Abit USA” are to Abit USA, Inc., a Delaware corporation and a wholly owned direct subsidiary of Abit HK;

●	“Abits Inc.” are to Abits Inc., a Delaware corporation and a wholly owned direct subsidiary of Abit HK;

●	“Bitmatrix” are to Beijing Bitmatrix Technology Co. Ltd, a corporation formed under Chinese law and a wholly owned direct subsidiary of Abit HK;

●	“BVI Companies Act” are to BVI Business Companies Act, 2004, as revised;

●	“China” and “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, and excluding Taiwan for purposes of this prospectus;

●	“Former Moxian subsidiaries” are to our former subsidiaries engaged in O2O applications and digital advertising business, which we divested in July 2022; and

●	“Mainland China” or “mainland China” are to the mainland of the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau and Taiwan for the purposes of this prospectus;

●	“Moxian” are to Moxian, Inc., a corporation established under Nevada law and the predecessor company of the Company.

●	“PRC law” or “PRC laws and regulations” are to the laws and regulations of mainland China for the purposes of this prospectus only;

●	“RMB” and “Renminbi” are to the legal currency of China; and

●	“US$,” “U.S. dollars,” “dollars,” and “$” are to the legal currency of the United States.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any applicable prospectus supplement, any related free writing prospectus and any document incorporated by reference into this prospectus contain, or will contain, forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, or the PSLRA. In addition, we, or our executive officers on our behalf, may from time to time make forward-looking statements in reports and other documents we file with the SEC or in connection with oral statements made to the press, potential investors or others. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, but not limited to, the risks and uncertainties described in the section entitled “Risk Factors” in this prospectus, in any applicable prospectus supplement, any related free writing prospectus and in any document incorporated by reference into this prospectus.

We believe that it is important to communicate our future expectations to potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risks and uncertainties described in the section entitled “Risk Factors” in this prospectus, in any applicable prospectus supplement, any related free writing prospectus and in any document incorporated by reference into this prospectus provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our securities, you should be aware that the occurrence of these risks and uncertainties could negatively impact, among other things, our business, cash flows, results of operations, financial condition and share price. Potential investors should not place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for sales, supply contracts, purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with suppliers and customers, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, material prices, demand for products by our customers, supply and other factors described in the section entitled “Risk Factors” in this prospectus, in any applicable prospectus supplement, any related free writing prospectus and in any document incorporated by reference into this prospectus, which would also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Forward-looking statements speak only as of the date the statements are made. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. We assume no obligation to, and do not plan to, update any forward-looking statements as a result of new information, future events or developments, except as required by U.S. federal securities laws. You should read this prospectus, any applicable prospectus supplement, any related free writing prospectus and any document incorporated by reference into this prospectus with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect. The forward-looking statements contained in this prospectus, any applicable prospectus supplement, any related free writing prospectus and any document incorporated by reference into this prospectus are excluded from the safe harbor protection provided by the PSLRA.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere, or incorporated by reference, in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in the securities that we are offering, you should carefully read this entire prospectus, including the matters set forth under the section of this prospectus captioned “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and the financial statements and related notes and other information that we incorporate by reference herein, including, but not limited to, our 2025 Annual Report and our other SEC reports.

ABOUT OUR COMPANY

Abits Group Inc, or Abits, is not a U.S. or PRC operating company, but a holding company incorporated in the British Virgin Islands. As a holding company, we own equity interests, directly or indirectly, in our subsidiaries in the United States, Hong Kong and mainland China. As a holding company with no material operations of its own, substantially all of our revenue generating operations are conducted by our U.S. subsidiaries, with certain limited administrative functions supported by our subsidiary in mainland China.

Investors in our securities are not purchasing an equity interest in our operating subsidiaries in the U.S. or China but instead are purchasing an equity interest in a British Virgin Islands company.

Overview

Through our U.S.-based subsidiaries, we operate a digital data center with bitcoin self-mining operations and are a niche player in the bitcoin mining industry. Led by a team of experienced professionals and cryptocurrency industry veterans, we believe in the long-term sustainability and superiority of bitcoin as a cryptocurrency and its inherent strengths which are being increasingly recognized and accepted.

We believe cryptocurrencies have many advantages over traditional, physical fiat currencies, including immediate settlement, fraud deterrent as they are unable to be duplicated or counterfeited, lower fees, mass accessibility, decentralized nature, transparency of transactions, identity theft prevention, physical loss prevention, no devaluation due to dilution, no counterparty risk, no intermediary facilitation, no arduous exchange rate implications and a strong confirmation transaction process.

Our bitcoin mining operations are currently conducted by our operating subsidiary, Abit USA, Inc., based in Duff, Tennessee. Our second U.S. subsidiary, Abits Inc., is planned to operate a hosting agreement in Wisconsin. We continue to seek opportunities to expand our operational capacities and to acquire additional mining sites.

Operations of bitcoin mining

In view of the widespread adoption of blockchain technology and bitcoin worldwide, we determined to enter the bitcoin mining industry, which is the production of bitcoin. Management believes that bitcoin mining is provides positive cash flow, is relatively asset-light and that its business plan is viable.

Our facility and mining platform will operate with the primary intent of accumulating bitcoins which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs.

Performance Metrics of bitcoin mining

We operate mining hardware which performs computational operations in support of the blockchain measured in “hash rate” or “hashes per second.” A “hash” is the computation run by mining hardware in support of the blockchain. Therefore, a miner’s “hash rate” refers to the rate at which it is capable of solving such computations. The original equipment used for mining bitcoin utilized the Central Processing Unit (CPU) of a computer to mine various forms of bitcoin. Due to performance limitations, CPU mining was rapidly replaced by the Graphics Processing Unit (GPU), which offers significant performance advantages over CPUs. General purpose chipsets like CPUs and GPUs have since been replaced in the mining industry by Application Specific Integrated Circuits (ASIC) chips. These ASIC chips are specifically designed to maximize the rate of hashing operations.

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The Company measures our mining performance and competitive position based on overall hash rate being produced in our mining sites. The latest equipment in our fleet of miners, the Bitmain S19 XP performs with a maximum hash rate of 100 TH/s per unit and is on the cutting edge of available mining equipment. However, advances and improvements to the technology are ongoing and may be available in quantities in the market in the near future which may affect our perceived position.

Halving

Further affecting the industry, and particularly for the bitcoin blockchain, the cryptocurrency reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving”. For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000 and on May 11, 2020 at block 630,000 when the reward was halved to 6.25. On April 19, 2024 it was halved again to 3.125. With each halving, the mining rewards to the miners are halved and the industry becomes a lot more competitive. This process of halving will reoccur until the total amount of bitcoins in circulation reaches 21 million.

Network Hash Rate and Difficulty

In cryptocurrency mining, “hash rate” is a measure of the processing speed by a mining computer for a specific coin. An individual miner, has a hash rate total of its miners seeking to mine a specific coin. The higher total hash rate of a specific miner, as a percentage of the system wide total hash rate, generally results over time in a corresponding higher success rate in coin rewards as compared to miners with lower hash rates.

Mining Pools

A “mining pool” is the pooling of resources by miners, who share their processing power over a network and split rewards according to the amount of work they contributed to the probability of placing a block on the blockchain. Mining pools emerged in response to the growing difficulty and available hashing power that competes to place a block on the bitcoin blockchain.

The Company participates in mining pools wherein groups of miners associate to pool resources and earn cryptocurrency together allocated to each miner according to the “hashing” capacity they contribute to the pool. As additional miners competed for the limited supply of blocks, individuals found that they were working for months without finding a block and receiving any reward for their mining efforts. To address this variance, miners started organizing into pools to share mining rewards more evenly on a pro rata basis based on total hashing capacity contributed to the mining pool.

The mining pool operator provides a service that coordinates the computing power of the independent mining enterprise. Fees are paid to the mining pool operator to cover the costs of maintaining the pool. The pool uses software that coordinates the pool members’ hashing power, identifies new block rewards, records how much work all the participants are doing, and assigns block rewards for successful algorithm solutions in-proportion to the individual hash rate that each participant contributed to a given successful mining transaction. While we do not pay pool fees directly, pool fees are deducted from amounts we may otherwise earn. Fees (and payouts) fluctuate and historically have been approximately 2% on average.

Mining pools are subject to various risks such as disruption and down time. We have internally created software that monitors our hashing performance and reward rates to monitor credits for our contributed hashing power. In the event that a pool experiences down time or not yielding returns, our results may be impacted.

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We plan to continue to grow a scaled mining operation through the procurement of mining sites and equipment. We have recently implemented several strategic initiatives, including:

●	Infrastructure Enhancement

○	Expanding data operating center power capacity

○	Reducing curtailment capacity for revenue growth

○	Installing additional water wells with supporting pumps and filtration equipment

●	Operational Excellence

○	Implemented proprietary monitoring software for the mining operations site

○	Enhanced site disruption response capabilities through in-house developed solutions

○	Negotiated agreements for potential acquisition of new mining site

○	Concluded additional power supply agreements

As of December 31, 2025, the Company’s ongoing expansion has brought its total mining fleet across Tennessee operations to 4,575 miners, which comprises 2,991 units of Antminer S19XP Air-cooled miners, 1,299 units of S19 Hydro XP (featuring hydro-cooling technology), and 285 units of Antminer T21 miners. We have operated at approximately 720 PH/s hash rate.

Corporate History and Structure

Abits (formerly, Moxian (BVI) Inc) was incorporated as a BVI business company on May 18, 2021 under the laws of the British Virgin Islands. Abits is a holding company and does not conduct any substantial business. On August 16, 2021, ABTS consummated a merger with its U.S. domiciled parent company, Moxian, Inc., or Moxian, pursuant to which Moxian merged with and into the Company. Following the merger, the Company acquired all the assets, liabilities, rights and obligations of Moxian and became the holding company of the former Moxian subsidiaries.

Moxian was incorporated in the State of Nevada on October 12, 2010 and was formerly known as SECURE NetCheckIn Inc. offering a cloud-based scheduling and notification product for the medical industry. In February 2014, Moxian acquired Moxian Group Limited, a British Virgin Islands business company, and its wholly owned direct and indirect subsidiaries based in Hong Kong, mainland China, Malaysia and U.S. Samoa.

Moxian’s common stock began to trade on the Nasdaq Capital Market on November 14, 2016. Moxian, through its subsidiaries in mainland China, had operated as an O2O enterprise, with two major lines of business: mobile applications linking small and medium enterprises to its network platform and digital advertising business. As an O2O enterprise, the Former Moxian Subsidiaries had operated an online platform for small and medium sized enterprises with physical stores to conduct business online, interact with existing customers and obtain new customers. After ceasing the O2O operations in September 2018, the Former Moxian Subsidiaries continued to conduct digital advertising business operating through a partnership with Xinhua New Media, which operates the official app of the New China News Agency, a state-backed media firm.

On May 8, 2019, Moxian incorporated Woodland Corporation Limited, or Woodland, under the laws of Hong Kong as a wholly-owned subsidiary. Woodland was subsequently renamed Abit HK Limited, or Abit HK. Abit HK is a holding company and does not conduct substantial business.

On December 20, 2019, Abit HK formed 369 Technologies (Beijing) Co. Ltd., a wholly owned mainland China subsidiary, which was subsequently renamed “Beijing Bitmatrix Technology Co. Ltd.” Bitmatrix provides in-house administrative support services to the Company and its U.S. subsidiaries.

In 2019, the Company began to venture into the bitcoin mining business to diversify its operations and increase its revenue base. The Company entered into a private placement with our former CEO and Chairman of the Board of Directors, Mr. Conglin Deng, on December 6, 2021 and obtained funding for bitcoin mining asset acquisitions and working capital required for our digital data center operations and bitcoin mining business.

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In connection with our August 2021 merger with our predecessor parent company, our Board of Directors approved and ratified December 31 as the Company’s post-reorganization fiscal year.

Abit USA was incorporated on April 27, 2022 under the laws of the State of Delaware. Abit USA operates a digital data center and conducts bitcoin mining operations.

In July 2022, the Company divested its entire interests in the Former Moxian Subsidiaries, with the result that it no longer has any substantial business operations in mainland China or Hong Kong, other than certain administrative functions supported by a team comprised three staff members of Bitmatrix.

Aibit USA Inc. was incorporated on August 22, 2023 under the laws of the State of Delaware. It was subsequently renamed “Abits Inc.” on November 22, 2023. Abits Inc. engages in bitcoin mining business.

On October 25, 2023, the Company’s Board of Directors approved to change the name of the Company from “Moxian (BVI) Inc” to “Abits Group Inc”. On November 14, 2023, the British Virgin Islands Registrar of Corporate Affairs issued the certificate of change of name to the Company. In connection with the corporate name change, the Board of Directors approved to change the ticker symbol for the Company’s ordinary shares traded on the Nasdaq Capital Market from “MOXC” to “ABTS”. The ticker symbol change effected on Nasdaq on November 17, 2023.

On August 25, 2026, Abits US Holdings Inc was incorporated under the laws of the State of Delaware as a wholly-owned subsidiary of the Company.

As of the date of this prospectus, our wholly-owned subsidiaries are as follows:

Subsidiary	Jurisdiction of incorporation
Abit Hong Kong Limited	Hong Kong
Abit USA, Inc.	Delaware
Abits Inc.	Delaware
Beijing Bitmatrix Technology Co. Ltd.	Mainland China
Abits US Holdings Inc	Delaware

Recent Developments

Hosting Agreements

On December 20, 2024, Abit USA entered into a hosting agreement with 4545 S Mendenhall LLC (the “Hosting Agreement”) for the provision of electricity power, network services, facility maintenance and technical support of mining equipment installed at our data center located in Memphis, Tennessee. The Hosting Agreement has an initial term of two years and may be terminated after one year by either party with 60 days advance written notice to the other party. Pursuant to the Hosting Agreement, Abit USA would pay an initial deposit of $275,940 to the service provider. It would pay a hosting fee consisting of energy cost, service reimbursement and a profit share of 25% of the net profit for a hosted period.

On March 5, 2025, Abit USA entered into Amendment #1 to Hosting Agreement with 4545 S Mendenhall LLC (the “Amended Hosting Agreement”). The Amended Hosting Agreement provides for an updated commencement date of the hosting services and an increased power capacity. It amended the initial deposit to $285,600 and the profit share to 33.5% of the net profit, among other things.

Asset Purchase Agreements

On March 7, 2025, Abit USA entered into a sales and purchase agreement with Bitmain Technologies Delaware Limited, an unrelated third party (the “Supplier”). Pursuant to the agreement, Abit USA purchased certain HASH super computing servers from the Supplier for an aggregate purchase price of $3,214,800.00 for its cryptocurrency mining operations. The deployment of these new Antminer S19XP machines completed in April 2025, effectively doubling Abit USA’s mining capacity.

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On March 20, 2026, Abit USA entered into agreements with Apogee West LLC to purchase an additional 200 units of new and unused Antminer T21 miners. The fleet was delivered to the Duff site in Tennessee by the end of March and has been put into operation after testing.

February 2026 Registered Direct Transaction

On February 23, 2026, Abits Group Inc. (the “Company”) entered into a securities purchase agreement with certain institutional investors. Pursuant to the agreement, the Company agreed to issue and sell an aggregate of 792,452 ordinary shares and/or pre-funded warrants to purchase ordinary shares in a registered direct offering at an offering price of $2.65 per ordinary share and $2.64999 per pre-funded warrant. The offering closed on February 24, 2026. The Company received net proceeds of approximately $1.6 million, after deducting estimated offering expenses, including placement agent fees, and intends to use the proceeds for general corporate purposes, including working capital. Aegis Capital Corp. acted as exclusive placement agent for the offering.

Arc – Deng Securities Purchase Transaction

On August 6, 2026, the Company’s former Chief Executive Officer, Conglin Deng, transferred all of his beneficial interests in securities of the Company to ARC Group International Ltd. (“ARC”) pursuant to a securities purchase agreement dated August 5, 2026. Immediately following the transaction, ARC held approximately 49% of the voting power of the Company (approximately 14.4% after giving effect to the repurchase and cancellation of the preferred shares described below), and Mr. Deng holds 0% voting power. The transaction involved the transfer of existing interests, and no new securities were issued. The purchase price consisted of $5.0 million in cash and a $3.5 million promissory note bearing interest at 12% per annum and maturing in August 2027.

In connection with the closing, the Company entered into registration rights agreements with each of ARC and Mr. Deng, granted Mr. Deng a right of first refusal to purchase certain existing business assets of the Company if the Company determines to transfer them, and entered into an amended and restated employment agreement with Mr. Deng for an 18-month term. Stephen Faucetta was appointed Chief Investment Officer. In addition, Tao Xu and Chuan Zhan resigned from the Company’s board of directors, and Phillip Balatsos and Andrew Hancox were appointed to fill the resulting vacancies as independent directors.

Preferred Share Repurchase and Cancellation

On September 10, 2026, Abits Group Inc. entered into a Preferred Share Repurchase and Cancellation Agreement with ARC Group International Ltd. (“ARC”), pursuant to which the Company agreed to repurchase all 333,333 issued and outstanding preferred shares of the Company beneficially owned by ARC for aggregate cash consideration of US$7.0 million. The purchase price consisted of a US$5.0 million initial payment and two deferred payments of US$1.0 million each, payable following the Company’s receipt of specified financing proceeds. On September 14, 2026, the Company made the US$5.0 million initial payment to ARC. On September 28, 2026, the Company, Bridgeforrest (BVI) Inc., as the registered holder of the preferred shares, and ARC entered into a supplemental and confirmatory agreement pursuant to which the Company completed the repurchase directly from Bridgeforrest. All 333,333 preferred shares were repurchased and immediately cancelled effective September 28, 2026, as reflected in the Company’s register of members, and no preferred shares are currently issued and outstanding. The transaction does not limit the Company’s authority to issue preferred shares in the future.

The September 2026 PIPE

On September 14, 2026, we entered into a concurrent financing with Shakawe consisting of a convertible note purchase and a committed equity facility. Under a securities purchase agreement, we agreed to issue and sell to Shakawe a convertible promissory note in an original principal amount of US$16,470,588.24 (reflecting a 15% original issue discount and 13% interest guaranteed for twelve months) for an aggregate purchase price of up to US$14,000,000, payable in three tranches: US$8,000,000 at closing, up to US$2,500,000 upon the filing of the registration statement of which this prospectus forms a part, and up to US$3,500,000 within ten calendar days following its effectiveness, which must occur within 45 calendar days after closing. Tranche funding is subject to additional conditions, including authority for reverse splits of up to an aggregate 250:1 and Shakawe’s right to nominate up to three directors. The Note matures 240 days after the final tranche is funded and becomes convertible only after both an event of default and 180 days from issuance, at 75% of the lowest closing bid price during the preceding ten trading days. The Ordinary Shares underlying the Note are not covered by this prospectus.

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Upon an event of default under the Note, the outstanding principal automatically increases by 150% and default interest accrues at 20% per annum. In addition, if at any time while any portion of the Note remains outstanding we or any of our subsidiaries consummate any financing or capital raise (other than sales of Ordinary Shares to Shakawe under the Equity Purchase Agreement), Shakawe may, by written demand at any time after the closing of that financing, require us to apply 35% of the gross proceeds of that financing to prepay the Note at a price equal to 110% of the principal, accrued and guaranteed interest and other amounts so prepaid.

Concurrently, we entered into the Equity Purchase Agreement, under which we may, in our discretion, sell to Shakawe up to US$250,000,000 of Ordinary Shares over 36 months at 95% of market-based prices, subject to volume limits, a US$1.00 minimum price condition for regular puts, the Exchange Cap and a 4.99% beneficial ownership limitation, and agreed to pay Shakawe a commitment fee of US$7,500,000 in Ordinary Shares (or pre-funded warrants), subject to a true-up based on the market price at the earlier of Rule 144 eligibility and effectiveness of the registration statement of which this prospectus forms a part. The commitment fee was fully earned as of September 14, 2026 and is payable whether or not this registration statement becomes effective, whether or not we deliver any put notice, and whether or not the Equity Purchase Agreement is terminated. Shakawe may elect to receive pre-funded warrants, with an exercise price of US$0.00001 per share, in lieu of any or all of the Commitment Shares, and will receive pre-funded warrants to the extent any issuance of Commitment Shares would exceed the beneficial ownership limitation. Under a related registration rights agreement, we must register the resale of the shares issuable under the facility within specified deadlines or pay liquidated damages. RBW Capital Partners LLC and Dawson James Securities, Inc. acted as placement agent. The placement agent received a cash fee of 8.0% of gross proceeds raised in the offering (excluding ELOC draws), a cash fee of 3.0% of gross proceeds raised under the Equity Purchase Agreement as drawn down, warrants to purchase 3,750,000 Ordinary Shares (the “Placement Agent Warrants”) with an exercise price of US$1.54 per share and a five-year term, reimbursement of accountable expenses up to US$100,000, and a non-accountable expense allowance of 1.0% of the gross amount of the offering.

The Equity Purchase Agreement restricts us from issuing Ordinary Shares or ordinary share equivalents, or entering into any agreement to do so, during specified standstill periods associated with accepted put notices. For a Regular Put, the standstill begins when an accepted Regular Put Notice is submitted and ends on the later of (i) the Trading Day following expiration of the applicable regular valuation period and (ii) the close of the Trading Day on which aggregate trading volume since issuance of the Regular Put Notice exceeds 500% of the number of Put Shares sold pursuant to that notice. For an intraday put, the standstill begins when an accepted intraday put notice is submitted and ends at the end of the applicable intraday valuation period. These restrictions do not apply to Put Shares or Commitment Shares issued under the Equity Purchase Agreement or to exempt issuances under the Securities Purchase Agreement. In addition, unless Shakawe waives the restriction, we may not issue Ordinary Shares or ordinary share equivalents, or agree to do so, for 20 Trading Days following the date this registration statement is declared effective; we may not enter into any other equity line of credit without Shakawe’s prior written consent; and, for so long as the Note remains outstanding, we may not enter into or maintain any variable rate transaction.

The Equity Purchase Agreement terminates automatically upon the earlier of the expiration of the 36-month commitment period on September 14, 2029 and the date on which Shakawe has purchased the full US$250,000,000 of Ordinary Shares thereunder. Shakawe may terminate the Equity Purchase Agreement upon written notice to us upon certain bankruptcy and insolvency events, or if we receive a final, non-appealable delisting notice from Nasdaq or our Ordinary Shares otherwise fail to be listed on an eligible market. We may terminate the Equity Purchase Agreement upon written notice only if, at such time, the Note is no longer outstanding and all Commitment Shares required to be issued (including any True-Up Commitment Shares or, to the extent Shakawe has elected to receive them, pre-funded warrants in lieu thereof) have been registered, issued and delivered to Shakawe. Certain provisions, including the representations, covenants and indemnification obligations, survive termination.

Management and Board Changes

On September 29, 2026, the Company terminated the employment of Conglin Deng as Chief Executive Officer without Cause, pursuant to his employment agreement, following the occurrence of the financing-related triggering event described therein, and Mr. Deng automatically ceased to serve as a director of the Company and as a member of all Board committees. In connection with the termination, Mr. Deng is entitled to his accrued but unpaid base salary and accrued vacation, together with a lump-sum severance payment equal to the base salary he would have received for the remainder of the applicable employment term, subject to his execution and non-revocation of a release. In addition, Khuat Leok Choong, Lionel and Yanyan Sun resigned from the Board, and the Board appointed Glenn Josephs and Mohsen (Michael) Khorassani as independent directors to fill the resulting vacancies, with Mr. Josephs serving as Chair of the Audit Committee and determined by the Board to be an audit committee financial expert. On October 6, 2026, the Board appointed Stephen Faucetta, the Company’s Chief Investment Officer, as Chief Executive Officer and as a director of the Company. See “Board of Directors and Executive Management.”

Summary of Risk Factors

Investing in our ordinary shares involves a high degree of risk. This summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 17 of this prospectus.

General Risks

●	Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.
●	We have a history of operating losses, and we may not be able to achieve or sustain profitability; we have recently shifted our bitcoin mining business, and we may not be successful in this business.
●	Our results of operation may fluctuate significantly and may not fully reflect the underlying performance of our business.
●	We may acquire other businesses, form joint ventures or acquire other companies or businesses that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense; notwithstanding the foregoing, our growth may depend on our success in uncovering and completing such transactions.
●	From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

Risks Related to Bitcoin Mining

●	Our results of operations are expected to vary with Bitcoin price volatility.
●	Our mining operating costs outpace our mining revenues, which could seriously harm our business or increase our losses.
●	We have an evolving business model which is subject to various uncertainties.
●	Regulatory changes or actions may alter the nature of an investment in us or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.
●	The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.
●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities.
●	We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies.
●	Acceptance and/or widespread use of bitcoin is uncertain.

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●	The decentralized nature of bitcoin systems may lead to slow or inadequate responses to crises, which may negatively affect our business.
●	Our bitcoins may be subject to loss, theft or restriction on access.
●	There is a lack of liquid markets, and possible manipulation of blockchain/bitcoin-based assets.
●	Incorrect or fraudulent bitcoin transactions may be irreversible.
●	Our reliance primarily on a single model of miner may subject our operations to increased risk of mine failure.
●	Our future success will depend in large part upon the value of bitcoin; the value of bitcoin may be subject to pricing risk and has historically been subject to wide swings.
●	Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.
●	We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.
●	We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Risks Involving Intellectual Property

●	Bitcoin and bitcoin mining operations rely on software and specialized technology.
●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations
●	Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Risks Related to Our Corporate Structure and Being Based in or Having Some Portion of Operations in China

●	Trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditor for a period of two consecutive years and as a result, Nasdaq may determine to delist our securities.
●	If the Chinese government determines that our corporate structure does not comply with the Chinese laws and regulations, or if such laws and regulations change or are interpreted differently in the future, Chinese regulatory authorities could disallow our current operating structure, which would likely result in a material change in our operations and/or a material change in the value of our ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless.
●	PRC laws and regulations can change quickly with little advance notice, and uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely affect us including causing our ordinary shares to significantly decline in value.
●	The PRC government may intervene in or influence the operations of our PRC subsidiary at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our and our PRC subsidiary’s operations and the value of our ordinary shares.
●	The Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, and any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
●	If we were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities under the PRC laws, we could be subject to fines or other regulatory sanctions.
●	Our PRC subsidiary, Bitmatrix, is subject to data security, personal information protection, and other data related PRC laws and regulations, and if Bitmatrix were found to be noncompliant with such laws and regulations, it could materially and adversely affect our financial condition and results of operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless.

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●	We may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and liquidity requirements, and any limitation on the ability of our U.S. operating subsidiaries to pay dividends to us through our Hong Kong subsidiary could have a material adverse effect on liquidity needs and our ability to distribute to our shareholders.
●	We could be negatively affected as a result of being previously associated with Moxian subsidiaries divested in 2022 which had conducted business operations in mainland China.

Risks Related to Our Ordinary Shares and This Offering

●	Future sales of our ordinary shares may cause the prevailing market price of our shares to decrease.
●	The market price of our ordinary shares has been, and may continue to be, highly volatile, and such volatility could cause the market price of our ordinary shares to decrease and could cause you to lose some or all of your investment.
●	Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you wish to liquidate your shares.
●	Future sales of our ordinary shares, whether by us or our shareholders, could cause the price of our ordinary shares to decline.
●	We have not paid and do not intend to pay dividends on our ordinary shares. Investors in this offering may never obtain a return on their investment.
●	Volatility in our ordinary shares price may subject us to securities litigation.
●	If we fail to satisfy all applicable continued listing requirements of the Nasdaq Capital Market, our ordinary shares may be delisted from Nasdaq, which could have an adverse impact on the liquidity and market price of our ordinary shares.
●	You may face difficulties in protecting your interests as a shareholder, as the laws of British Virgin Islands provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.
●	The Commitment Shares, including the True-Up Commitment Shares, will be substantially dilutive, and the number is not fixed.
●	An event of default under the Note would increase the amount owed and permit conversion at a substantial discount.
●	ARC Group is our largest shareholder and may exercise significant influence over matters requiring shareholder approval.

Permission Required from the PRC Authorities

We conduct substantially all of our business operations in the United States through our U.S. subsidiaries. Our PRC subsidiary, Bitmatrix, provides limited in-house administrative support to us and other subsidiaries and does not conduct any revenue generating business. As of the date of this prospectus, Bitmatrix is required to obtain, and has obtained, a business license. As advised by Jincheng Tongda & Neal Law Firm, our counsel as to PRC law, Bitmatrix is not required to obtain any other permission or approval from the PRC authorities, and we are not aware any permission or approval has been denied.

While Bitmatrix does not conduct substantial business operations and its function is limited solely to intra-subsidiary administrative support, certain PRC laws and regulations may still apply to it as a PRC company.

No CSRC Filing or Approval Required

On February 17, 2023, China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and the relevant five guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. The Trial Measures provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.

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As advised by Jincheng Tongda & Neal, our counsel as to PRC law, under current PRC laws, regulations and rules, neither we nor our PRC subsidiary is required to submit an application for the approval to the CSRC in connection with our securities offerings pursuant to the Trial Measures, because (i) we are a company incorporated in the British Virgin Islands, and for the fiscal year ended December 31, 2025, no operating revenue was generated from mainland China, and 6.42 % of our loss before tax, 2.21 % of our total assets, and 2.72 % of our total equity were attributable to our PRC subsidiary; and, (ii) the main parts of our business activities, bitcoin mining and data center operations, are not conducted in mainland China but in the U.S., and our main places of business are located outside mainland China.

On February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”). Under the Confidentiality Provisions, domestic companies established in mainland China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such domestic companies established in mainland China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Based on the opinion of our counsel as to PRC law, (i) we and our PRC subsidiary are not subject to the Confidentiality Provisions, because our offering of securities will not be deemed as a direct or indirect offering of securities by PRC domestic companies under the relevant PRC laws, and (ii) we and our PRC subsidiary are not required to obtain any permissions or approvals under the Confidentiality Provisions or other relevant PRC laws and regulations, because none of the documents and materials possessed, provided or disclosed by the Company or Bitmatrix contains any PRC state secrets or secrets of PRC government agencies.

No CAC or Other Regulatory Approvals Required

On December 28, 2021, the Cyberspace Administration of China (“CAC”), jointly with other government authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operator carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review. Any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. As advised by Jincheng Tongda & Neal, our counsel as to PRC law, under current PRC laws, regulations and rules, the Company is not required to apply for cybersecurity review with the CAC, if the Company (i) have not received any notification from relevant government departments identifying you as critical information infrastructure operators; (ii) have not carried out data processing activities that affect or may affect national security; (iii) have not received any notification from relevant government departments such as national or local cybersecurity authorities requesting the application of cybersecurity review; and (iv) have not possessed personal information of more than one million users. Because none of the above referenced events has ever occurred to the Company or its PRC subsidiary, the Company or Bitmatrix is not required to apply for cybersecurity review with the CAC, nor is required to apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, or the Data Outbound Transfer Measures, which took effect on September 1, 2022. According to the Data Outbound Transfer Measures, in addition to the self-risk assessment requirement for provision of any data outside mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than 100,000 users’ personal information or more than 10,000 users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC.

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On March 22, 2024, the CAC issued the Regulations on Promoting and Regulating Cross-Border Data Flows, effective on the same day (the “Data Flow Regulations”), which relaxes the control over the cross-border transfer of non-sensitive personal information, and exempts certain common international affairs scenarios from reviews of cross-border transfer of personal information. In accordance with the Data Outbound Transfer Measures, the Data Flow Regulations, and the related guidelines issued by the CAC, a data processor shall apply for a data security assessment and clearance of outbound data transfers in either of the following circumstances: (a) outbound transfer of personal information or important data by a CIIO; or (b) outbound transfer of important data by a non-CIIO data processor, or personal information by such a non-CIIO data processor who has made outbound transfers of more than one million users’ personal information (not including sensitive personal information), or more than 10,000 users’ sensitive personal information cumulatively since January 1 of the current year. Our mainland China subsidiary’s activity related to cross-border data transfer is limited to corporate records, including financial data and certain non-sensitive personal information of our employees (such as name, age, and resumes of such employees). From January 1, 2022 to the date of this prospectus, our mainland China subsidiary made outbound data transfers of significantly less than 10,000 users’ personal information cumulatively and did not transfer any sensitive personal information outbound. Based on the above facts, as advised by our PRC counsel, Jincheng Tongda & Neal, we and our PRC subsidiary are not required to apply from the relevant cyberspace department for data security assessment and clearance of outbound data transfers.

On September 24, 2024, the CAC released the Regulations for the Administration of Network Data Security, or the Network Data Security Regulations, which took effect on January 1, 2025. The Network Data Security Regulation requires that a network data processor who carries out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant regulations. Based on the assessment of the management, none of our Company, our Hong Kong subsidiary and U.S. Subsidiaries conduct any data processing activities within the PRC, or those outside the PRC that may damage the national security, public interests, or legitimate interests of PRC persons. Based on the opinion of our PRC counsel, Jincheng Tongda & Neal, the Company, the Hong Kong subsidiary and the U.S. Subsidiaries are not subject to the Network Data Security Regulations. Our PRC subsidiary, Bitmatrix, conducts network data processing activities, including the processing of personal information, for its operation in the PRC and is subject to the Network Data Security Regulations. Such data processing activities do not affect national security, and Bitmatrix does not process large amount of personal data or any important data. It is not a network platform service provider. None of the Company and our subsidiaries (including Bitmatrix) have been informed by any PRC governmental authority of any requirement for a national security review or any reporting and/or security assessment under the Network Data Security Regulations. Based on the opinion of our PRC counsel, Jincheng Tongda & Neal, we and our PRC subsidiary are not required to undergo the national security review under the Network Data Security Regulation, because none of the network data processing activities carried out by us or Bitmatrix affects or may affect national security of the PRC.

Based on PRC laws and regulations effective as of the date of this prospectus, we believe that we have not entered into a transaction or offering that would require us or Bitmatrix to obtain any permission from the CSRC, the CAC, or any other PRC authority. Given the uncertainties of interpretation and implementation of the PRC laws and regulations and the enforcement practice by PRC government authorities, we cannot assure you that relevant policies in this regard will not change in the future, which may require us or our subsidiaries to obtain additional licenses, permits, filings or approvals. If we or our subsidiaries do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change which require us to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approval, and we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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The Holding Foreign Companies Accountable Act

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (“HFCAA”), as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditor for a period of two consecutive years, and that as a result an exchange may determine to delist our securities.

As part of a continued regulatory focus in the U.S. on access to audit and other information protected by national law, in June 2019, a bipartisan group of lawmakers introduced bills in the U.S. Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. On May 20, 2020, the U.S. Senate passed the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the HFCAA was signed into law by the U.S. President. The HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years beginning in 2021. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of the disclosure and documentation requirements of the HFCAA.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) and on December 29, 2022, the Consolidated Appropriations Act was signed into law by the U.S. President, which contained a provision identical to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before an issuer’s securities may be prohibited from trading or delisted. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

Pursuant to the HFCAA, on December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by mainland China and Hong Kong authorities in those jurisdictions, and identified the registered public accounting firms in mainland China and Hong Kong that were subject to such determinations. On June 14, 2022, we were conclusively identified by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, which contained the audit report issued by Centurion ZD CPA & Co. (“Centurion”), a registered public accounting firm headquartered in Hong Kong that the PCAOB had determined it was previously unable to inspect or investigate completely because of a position taken by an authority in such jurisdiction. Effective June 30, 2022, we appointed Audit Alliance LLP (“Audit Alliance”) as our independent registered public accounting firm for the fiscal year ended December 31, 2022 and accepted the resignation of Centurion, effective on the same date. Audit Alliance was not among the registered public accounting firms listed on the determination list issued by the PCAOB.

On August 26, 2022, the PCAOB signed a Statement of Protocol (SOP) Agreement with the CSRC and the Ministry of Finance, or the MOF, of the PRC regarding cooperation in the oversight of PCAOB-registered public accounting firms in the PRC and Hong Kong to establish a method for the PCAOB to conduct inspections of PCAOB-registered public accounting firms in the PRC and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous 2021 adverse determinations. However, should the PCAOB fails to have complete access in the future, the PCAOB will consider the need to issue a new determination.

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Our current auditor, Audit Alliance LLP, is based in the Republic of Singapore and gives complete access to the PCAOB on a regular basis. Our auditor is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination. Notwithstanding the foregoing, in the future, if the PCAOB determines that it is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by any regulators that does not permit our auditor to provide audit documentations to the PCAOB for inspection or investigation, our investors would be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China or Hong Kong that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in restriction to our access to the U.S. capital markets, and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently as a domestic public company;

●	we are exempt from certain U.S. federal securities law provisions applicable to U.S. domestic issuers and are also permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, and such exemptions may afford less protection to shareholders;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from certain provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act.

Cash Flows through Our Organization

Abits is a holding company with no material operations of its own. It conducts substantially all of its operations through its principal subsidiary based in the U.S., Abit USA.

Our PRC subsidiary, Bitmatrix, is a stand-alone operation that has its own banking account in China, with cash reserves and other current asset of approximately RMB1.7 million (approximately $0.24 million) as of December 31, 2025, sufficient for its own use until December 31, 2026. Bitmatrix does not rely on any funding from Abits, the public holding company, or from any of other subsidiary companies. Bitmatrix’s expenses are solely in Renminbi.

Abit USA, the subsidiary conducting our principal business operations in the prior three fiscal years, finances not only its own operating expenses in the U.S., but also settles the corporate expenses of the holding company, Abits, and the limited corporate expenses of Abit HK, both of which have no material operations of their own. These advances were treated as inter-company loans which are non-interest bearing and have no fixed terms of repayment. Abit USA derives its funds from the sale of bitcoins generated from its bitcoin mining operations.

Abit USA’s inter-company loans for each of the three years ended December 31, 2025 were as follows:

	Year ended December 31
	2025	2024	2023
Amount due from Abits Group Inc	2,241,294	1,241,125	590,188
Amount due from Abit HK	1,081,862	880,841	283,058

Please refer to the Company’s audited consolidated financial statements for the three years ended December 31, 2025 for more information. We plan to use cash proceeds from future capital raises, including any offerings through this prospectus, to settle the amounts due Abit USA from us and Abit HK.

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In general, as a holding company, Abits may rely on dividends or payments from its subsidiaries to fund its cash and financing requirements, including funds necessary to pay dividends or other distributions to our shareholders and investors, to pay any debts we may incur, and to pay operating expenses.

Our U.S. subsidiaries may provide dividend or other distributions to us through our Hong Kong subsidiary. According to Companies Ordinance (Cap.622 of the Laws of Hong Kong), our Hong Kong subsidiary is permitted under Hong Kong law to provide funding to us through dividend distributions out of profits available for distribution. If our subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiary’s only function is to provide administrative support to us and other subsidiaries, and it does not generate revenue and is not expected to make any cash or other distributions.

As of the date of this prospectus, none of our subsidiaries has issued any dividends or distributions to us, and we have not made any dividends or distributions to our shareholders. Our subsidiaries in the U.S. generate and retain cash generated from operating activities and reinvest it in our business.

We are permitted under BVI law to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds, subject to complying with applicable laws (including with respect to economic substance). Abit HK is also permitted under Hong Kong law to provide funding to its subsidiaries through loans or capital contributions, provided that the payments by Abit HK are in compliance with the applicable laws and regulations relating to Anti-Money Laundering and Counter Financing of Terrorism (the “HK AMLO”). The HK AMLO, among other things, imposes requirements relating to customer due diligence and record-keeping on financial institutions and provides relevant authorities with the powers to supervise compliance with applicable requirements.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our mainland China subsidiary through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. If we provide loans to our mainland China subsidiary, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (“SAFE”) in accordance with relevant PRC laws and regulations. If our subsidiary in China receives loans, it is only allowed to use the loans for the purposes set forth in these laws and regulations. There have been no loans or such filings with SAFE on loans, or capital contributions, to our mainland China subsidiary since our inception.

We have never declared or paid any cash dividends on our ordinary shares. We do not have any plan to pay any cash dividends on our shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant.

As of the date of this prospectus, we do not anticipate any difficulties with the ability to transfer cash between us and our subsidiaries or between our subsidiaries. However, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of ours or our subsidiaries to transfer cash or assets. We have not adopted cash management policy that dictates the amount of such funds and how such funds are transferred.

Selected Consolidated Financial Information

In the table below, we provide you with selected consolidated statements of operations data for the fiscal years ended December 31, 2025, 2024 and 2023 and the selected consolidated balance sheets data as of December 31, 2025 and 2024. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes. Our unaudited interim consolidated financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 are included elsewhere in this prospectus beginning on page F-1.

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Consolidated Statements of Operations Information

(All amounts in U.S. dollars)

	Year ended December 31
	2025	2024	2023

Revenue	9,128,666	6,711,225	1,681,533

Profit /(Loss) from operations	3,676,498	3,375,406	1,226,065)

Loss before taxation	(2,766,220)	(798,293)	(12,585,250)

Consolidated Balance Sheets Information

	December 31 2025	December 31 2024

Cash and cash equivalents	83,837	1,118,929
Digital assets	1,483,451	257,753
Property, equipment and vehicles	8,530,215	9,435,908
Other assets	816,847	558,707
Total assets	10,914,350	11,371,297
Total liabilities	(3,133,579)	(990,346)
Shareholders’ equity	7,780,771	10,380,951

Corporate Information

Our principal executive office is located at Level 24 Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, China. The telephone number of our principal executive offices is +852 3959-8605. Our registered agent and registered office in the British Virgin Islands is Campbells Corporate Services (BVI) Limited, Floor 4, Banco Popular Building, Road Town, Tortola VG1110, British Virgin Islands. Our agent and representative in the United States is Abit USA Inc., 4458 White Oak Rd, Duff, TN 37729. We maintain a corporate website at http://www.abitsgroup.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

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RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in our then most recent Annual Report on Form 20-F, or included in any Annual Report on Form 20-F filed with the SEC after the date of this prospectus or Reports on Form 6-K furnished to the SEC after the date of this prospectus, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. Please see “Where You Can Find More Information” on how you can view our SEC reports and other filings. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

The risks and uncertainties described in this prospectus, any applicable prospectus supplement, any related free writing prospectus and any document incorporated by reference into this prospectus are not the only ones that we face. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus, any applicable prospectus supplement, any related free writing prospectus and any document incorporated by reference into this prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. The value of our securities could decline and you may lose some or all of your investment if one or more of these risks and uncertainties develop into actual events. Keep these risk factors in mind when you read forward-looking statements contained in this prospectus, any applicable prospectus supplement, any related free writing prospectus and any document incorporated by reference into this prospectus.

General Risks

If we are unable to successfully execute our bitcoin mining, it would adversely affect our financial and business condition and results of operations.

As of the date of this Prospectus, the Company operates in one self-owned mining site in Duff, Tennessee. New mining sites are always being explored but none has yet to be developed. This dependence on one site has its risks on local factors such as a power failure or adverse weather conditions. If we cannot execute the bitcoin mining, it would seriously affect our financial and business condition and deepen the losses of the Company.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

The Company is new to bitcoin mining and is operating in the United States for the first time. If we fail to manage our liquidity and cash flows, it will seriously affect our financial condition and results of operations. We may need additional financing and such access may be limited or at unacceptable terms.

We have a history of operating losses, and we may not be able to achieve or sustain profitability; we have recently begun to conduct our bitcoin mining operations, and we may not be successful in this business.

We are not profitable and have incurred losses since our inception. We expect to continue to incur losses for the foreseeable future, and these losses could increase as we continue to work to develop our business. We were previously engaged in the business of mobile payments which we ceased operation in June 2018. Whilst we had continued with the digital advertising business, it later proved to be increasingly difficult because of restrictions on online gaming by the PRC government, which was a key business of our then clients. Starting in March 2022, we diversified into the bitcoin mining business and subsequently divested all of the equity in Moxian HK and the digital advertising business conducted by Moxian HK’s subsidiaries. Our current operations and business strategy are new, are in an industry that is relatively itself new and evolving and are subject to the risks discussed below. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

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Our results of operation may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including the levels of our net revenues, expenses, net loss and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the market price of our ordinary shares. Factors that may cause fluctuations in our quarterly financial results include:

●	the amount and timing of operating expenses related to our new business operations and infrastructure;

●	fluctuations in the price of bitcoin; and

●	general economic, industry and market conditions.

We may acquire other businesses, form joint ventures or acquire other companies or businesses that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense; notwithstanding the foregoing, our growth may depend on our success in uncovering and completing such transactions.

We are actively seeking other business opportunities, however, we cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing infrastructure. In addition, in the event we acquire any existing businesses we could assume unknown or contingent liabilities.

Any future acquisitions also could result in the issuance of stock, incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that otherwise would be focused on developing and expanding our existing business. We may experience losses related to potential investments in other companies, which could harm our financial condition and results of operations. Further, we may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if such investments do not materialize.

To finance any acquisitions or joint ventures, we may choose to issue ordinary shares, preferred shares or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing shareholders or provide rights to such preferred shareholders in priority over our ordinary shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our ordinary shares is low or volatile, we may not be able to acquire other companies or fund a joint venture project using share as consideration.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances in the bitcoin mining business. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

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Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our businesses;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets, including the U.S., in which we have limited or no prior experience;

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Our loss of any of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our success and future growth will depend to a significant degree on the skills and services of our management, including our Chief Executive Officer and Chief Financial Officer. We will need to continue to grow our management in order to alleviate pressure on our existing team and in order to continue to develop our business. If our management, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business.

The loss of key members of management could inhibit our growth prospects. Our future success also depends in large part on our ability to attract, retain and motivate key management and operating personnel. As we continue to develop and expand our operations, we may require personnel with different skills and experiences, and who have a sound understanding of our business and the bitcoin industry. The market for highly qualified personnel in this industry is very competitive and we may be unable to attract such personnel. If we are unable to attract such personnel, our business could be harmed.

We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; if we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and our reputation.

As a public reporting company, we are required to, among other things, maintain a system of effective internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Substantial work will continue to be required to further implement, document, assess, test and remediate our system of internal controls.

If our internal control over financial reporting is not effective, we may be unable to issue our financial statements in a timely manner, we may be unable to obtain the required audit or review of our financial statements by our independent registered public accounting firm in a timely manner or we may be otherwise unable to comply with the periodic reporting requirements of the SEC, our common stock listing on Nasdaq could be suspended or terminated and our stock price could materially suffer. In addition, we or members of our management could be subject to investigation and sanction by the SEC and other regulatory authorities and to stockholder lawsuits, which could impose significant additional costs on us and divert management attention.

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Because cryptocurrencies may be determined to be investment securities, we may inadvertently violate the Investment Company Act and incur large losses as a result and potentially be required to register as an investment company or terminate operations and we may incur third party liabilities.

We are engaged in the mining of bitcoins which the SEC said is currency and not securities. We therefore believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the Investment Company Act a company may be deemed an investment company under section 3(a)(1)(C) thereof if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

If, as a result of our investments and our mining activities, including investments in which we do not have a controlling interest, the investment securities we hold could exceed 40% of our total assets, exclusive of cash items and, accordingly, we could determine that we have become an inadvertent investment company. The bitcoins we own, acquire or mine may be deemed an investment security by the SEC, although we do not believe any of the cryptocurrencies we own, acquire or mine are securities. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and bitcoin on hand or liquidating our investment securities or bitcoin or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

As the Rule 3a-2 exception is available to a company no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to conduct our operations.

We face risks similar to that of the novel Coronavirus (COVID-19) outbreak, which could significantly disrupt our operations and financial results.

Although the outbreak of the novel Coronavirus (COVID-19) appears to be over, we believe that our results of operations, business and financial condition could be adversely impacted by the effects of any outbreak of any severe virus affecting public health.

Any future spread of a severe virus or the occurrence of other epidemics and the imposition of public health measures and travel and business restrictions could adversely affect our business, financial condition, operating results and cash flows. In addition, we may experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs. If we are unable to effectively service our miners, our ability to mine bitcoin will be adversely affected as miners go offline, which would have an adverse effect on our business and the results of our operations.

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If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Risks related to Bitcoin Mining

Our results of operations are expected to vary with Bitcoin price volatility

The price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future.

We expect our results of operations to continue to be affected by the Bitcoin price as most of the revenue is from bitcoin mining production as of the filing date. Any future significant reductions in the price of Bitcoin will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Bitcoin price will remain high enough to sustain our operation or that the Bitcoin price will not decline significantly in the future.

Various factors, mostly beyond our control, could impact the Bitcoin price. For example, the usage of Bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin price volatility. Additionally, the reward for Bitcoin mining will decline over time, with the most recent halving event having occurred in April 2024 and next one four years later, which may further contribute to Bitcoin price volatility.

Our mining operating costs outpace our mining revenues, which could seriously harm our business or increase our losses.

Our mining operations are costly and our expenses may increase in the future. We intend to use funds on hand from our private placement to continue to purchase bitcoin mining machines. This expense increase may not be offset by a corresponding increase in revenue. Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Increases in our costs without a corresponding increase in our revenue would increase our losses and could seriously harm our business and financial performance.

We have an evolving business model which is subject to various uncertainties.

As bitcoin assets may become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

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Regulatory changes or actions may alter the nature of an investment in us or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs bitcoin assets based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of cryptocurrencies as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of bitcoin, in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

●	continued worldwide growth in the adoption and use of cryptocurrencies as a medium to exchange;

●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar bitcoin systems;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of the network;

●	the increased consolidation of contributors to the bitcoin blockchain through mining pools;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;

●	general economic conditions and the regulatory environment relating to cryptocurrencies; and

●	negative consumer sentiment and perception of bitcoin specifically and cryptocurrencies generally.

The outcome of these factors could have negative effects on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities.

A number of companies that engage in bitcoin and/or other bitcoin-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide bitcoin and/or derivatives on other bitcoin-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease their usefulness and harm their public perception in the future.

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The usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in bitcoin and/or other bitcoin-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrencies to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies.

A disruption of the Internet may affect the use of cryptocurrencies and subsequently the value of our securities. Generally, cryptocurrencies and our business of mining cryptocurrencies is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine cryptocurrencies.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of bitcoin and other cryptocurrencies, which could increase the price of bitcoin and other cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our common stock. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or any other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Acceptance and/or widespread use of bitcoin is uncertain.

Currently, there is a relatively limited use of any bitcoin in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for bitcoin transactions, process wire transfers to or from bitcoin exchanges, bitcoin-related companies or service providers, or maintain accounts for persons or entities transacting in bitcoin. Conversely, a significant portion of bitcoin demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines any bitcoin’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Market capitalization for a bitcoin as a medium of exchange and payment method may always be low.

The relative lack of acceptance of bitcoins in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of bitcoins we mine or otherwise acquire or hold for our own account.

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Transactional fees may decrease demand for bitcoin and prevent expansion.

As the number of bitcoins currency rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the bitcoin network may transition from a set reward to transaction fees. In order to incentivize miners to continue to contribute to the bitcoin network, the bitcoin network may either formally or informally transition from a set reward to transaction fees earned upon solving a block. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee. If transaction fees paid for bitcoin transactions become too high, the marketplace may be reluctant to accept bitcoin as a means of payment and existing users may be motivated to switch from bitcoin to another bitcoin or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for bitcoin and prevent the expansion of the bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of bitcoin that could adversely impact an investment in our securities. Decreased use and demand for bitcoin may adversely affect its value and result in a reduction in the price of bitcoin and the value of our common stock.

The decentralized nature of bitcoin systems may lead to slow or inadequate responses to crises, which may negatively affect our business.

The decentralized nature of the governance of bitcoin systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many bitcoin systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of bitcoin systems leads to ineffective decision making that slows development and growth of such cryptocurrencies, the value of our common stock may be adversely affected.

It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, ether, or other cryptocurrencies, participate in blockchains or utilize similar bitcoin assets in one or more countries, the ruling of which would adversely affect us.

Although currently cryptocurrencies generally are not regulated or are lightly regulated in most countries, one or more countries such as China and Russia, which have taken harsh regulatory action, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these bitcoin assets or to exchange for fiat currency. In many nations, particularly in China and Russia, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

There is a lack of liquid markets, and possible manipulation of blockchain/bitcoin-based assets.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers; requiring them to be subjected to rigorous listing standards and rules, and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The laxer a distributed ledger platform is about vetting issuers of bitcoin assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

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Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our new strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Our business utilizes presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to various blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

Our bitcoins may be subject to loss, theft or restriction on access.

There is a risk that some or all of our bitcoins could be lost or stolen. Cryptocurrencies are stored in bitcoin sites commonly referred to as “wallets” by holders of bitcoins which may be accessed to exchange a holder’s bitcoin assets. Access to our bitcoin assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any bitcoin wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any bitcoin wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our bitcoin assets. We hold all of our cryptocurrencies in cold storage to reduce the risk of malfeasance, but the risk of loss of our bitcoin assets cannot be wholly eliminated.

Hackers or malicious actors may launch attacks to steal, compromise or secure cryptocurrencies, such as by attacking the bitcoin network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of bitcoins. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access our digital wallets may be irreversible and we may be denied access for all time to our bitcoin holdings or the holdings of others held in those compromised wallets. Our loss of access to our private keys or our experience of a data loss relating to our digital wallets could adversely affect our investments and assets.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our bitcoin rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

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Risks due to hacking or adverse software event.

In order to minimize risk, we have established processes to manage wallets that are associated with our bitcoin holdings. There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our bitcoin due to an adverse software or cybersecurity event. We utilize several layers of threat reduction techniques, including: (i) the use of hardware wallets to store sensitive private key information; (ii) performance of transactions offline; and (iii) offline generation storage and use of private keys.

At present, the Company is evaluating several third-party custodial wallet alternatives, but there can be no assurance that such services will be more secure than those the Company presently employs. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict. If our security procedures and protocols are ineffectual and our bitcoin assets are compromised by cybercriminals, we may not have adequate recourse to recover our losses stemming from such compromise and we may lose much of the accumulated value of our bitcoin mining activities. This would have a negative impact on our business and operations.

Incorrect or fraudulent bitcoin transactions may be irreversible.

Bitcoin transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent bitcoin transactions could adversely affect our investments and assets.

Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies from the transaction. In theory, bitcoin transactions may be reversible with the control or consent of a majority of processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a bitcoin or a theft thereof generally will not be reversible and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our bitcoin rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen bitcoin. We are, therefore, presently reliant on existing private investigative entities, such as Chain analysis and Kroll to investigate any potential loss of our bitcoin assets. These third-party service providers rely on data analysis and compliance of ISPs with traditional court orders to reveal information such as the IP addresses of any attackers who may have target us. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Our interactions with a blockchain may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distribute ledger technology.

The Office of Financial Assets Control of the US Department of Treasury requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our Company’s policy prohibits any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling bitcoin assets. Moreover, federal law prohibits any US person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our common stock.

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Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies is essential to the widespread acceptance of cryptocurrencies as a means of payment, which widespread acceptance is necessary to the continued growth and development of our business. Many bitcoin networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. Participants in the bitcoin ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single miner’s or validator’s block. However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of bitcoin transactions will be effective, or how long they will take to become effective, which could adversely affect an investment in our securities.

The price of cryptocurrencies may be affected by the sale of such cryptocurrencies by other vehicles investing in cryptocurrencies or tracking bitcoin markets.

The global market for bitcoin is characterized by supply constraints that differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain cryptocurrencies are mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in cryptocurrencies or tracking bitcoin markets form and come to represent a significant proportion of the demand for cryptocurrencies, large redemptions of the securities of those vehicles and the subsequent sale of cryptocurrencies by such vehicles could negatively affect bitcoin prices and therefore affect the value of the bitcoin inventory we hold. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Because there has been limited precedent set for financial accounting of bitcoin and other bitcoin assets, the determination that we have made for how to account for bitcoin assets transactions may be subject to change.

Because there has been limited precedent set for the financial accounting of cryptocurrencies and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board or the SEC, it is unclear how companies may in the future be required to account for bitcoin transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change our accounting methods and restate our financial statements. Such a restatement could adversely affect the accounting for our newly mined bitcoin rewards and more generally negatively impact our business, prospects, financial condition and results of operation. Such circumstances would have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which would have a material adverse effect on our business, prospects or operations as well as and potentially the value of any cryptocurrencies we hold or expects to acquire for our own account and harm investors.

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There are risks related to technological obsolescence, the vulnerability of the global supply chain for bitcoin hardware disruption, and difficulty in obtaining new hardware which may have a negative effect on our business.

Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining cryptocurrencies are lower than the price of a bitcoin. As our mining facility operates, our miners experience ordinary wear and tear, and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. The degradation of our miners will require us to, over time, replace those miners which are no longer functional. Additionally, as the technology evolves, we may be required to acquire newer models of miners to remain competitive in the market. Reports have been released which indicate that miner manufacturer or seller adjusts the prices of its miners according to bitcoin prices, so the cost of new machines is unpredictable but could be extremely high. As a result, at times, we may obtain miners and other hardware from third parties at premium prices, to the extent they are available. This upgrading process requires substantial capital investment, and we may face challenges. Further, the global supply chain for bitcoin miners is presently heavily dependent on China, which has been severely affected by the emergence of the COVID-19 coronavirus global pandemic. The global reliance on China as a main supplier of bitcoin miners has been called into question in the wake of the COVID-19 pandemic. Should similar outbreaks or other disruptions to the China-based global supply chain for bitcoin hardware occur, we may not be able to obtain adequate replacement parts for our existing miners or to obtain additional miners from the manufacturer on a timely basis. Such events could have a material adverse effect on our ability to pursue our new strategy, which could have a material adverse effect on our business and the value of our ordinary shares.

Our reliance primarily on a single model of miner may subject our operations to increased risk of mine failure.

The performance and reliability of our miners and our technology is critical to our reputation and our operations. Because we currently rely primarily on Bitmain Antminer, if there are issues with those machines, our entire system could be affected. Any system error or failure may significantly delay response times or even cause our system to fail. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to Bitmain Antminer miners affects all our miners, if a defect other flaw is exploited, our entire mine could go offline simultaneously. Any interruption, delay or system failure could result in financial losses, a decrease in the trading price of our common stock and damage to our reputation.

The Company’s reliance on a third-party mining pool service provider for our mining revenue payouts may have a negative impact on the Company operations.

We use third–party mining pools to receive our mining rewards from the network. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power, used to generate each block. Should the pool operator’s system suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given bitcoin mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total used by the pool, the mining pool operator uses its own record-keeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operator if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations.

The bitcoin for which we mine, bitcoin, is subject to halving; the bitcoin reward for successfully uncovering a block will halve several times in the future and their value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000 and in May 2020 at block 630,000 when the reward reduced to 6.25. This was further halved to 3.125 in April 2024. The process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million, which is expected around 2140. While bitcoin prices have had a history of price fluctuations around the halving of its bitcoin rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

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Our future success will depend in large part upon the value of bitcoin; the value of bitcoin may be subject to pricing risk and has historically been subject to wide swings.

Our operating results will depend in large part upon the value of bitcoin because it’s the primary bitcoin we currently mine. Specifically, our revenues from our bitcoin mining operations are based upon two factors: (1) the number of bitcoin rewards we successfully mine and (2) the value of bitcoin. In addition, our operating results are directly impacted by changes in the value of bitcoin, because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations (i.e., we will be marking bitcoin to fair value each quarter). This means that our operating results will be subject to swings based upon increases or decreases in the value of bitcoin. Furthermore, our strategy focuses almost entirely on bitcoin (as opposed to other cryptocurrencies). Further, our current application-specific integrated circuit (“ASIC”) machines (which we refer to as “miners”) are principally utilized for mining bitcoin and bitcoin cash and cannot mine other cryptocurrencies, such as ether, that are not mined utilizing the “SHA-256 algorithm.” If other cryptocurrencies were to achieve acceptance at the expense of bitcoin or bitcoin cash causing the value of bitcoin or bitcoin cash to decline, or if bitcoin were to switch its proof of work algorithm from SHA-256 to another algorithm for which our miners are not specialized, or the value of bitcoin or bitcoin cash were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors.

Bitcoin and other bitcoin market prices, which have historically been volatile and are impacted by a variety of factors (including those discussed below), are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, or our share price, inflating and making their market prices more volatile or creating “bubble” type risks for both bitcoin and shares of our ordinary shares.

We may not be able to realize the benefits of forks.

To the extent that a significant majority of users and miners on a bitcoin network install software that changes the bitcoin network or properties of a bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin, the bitcoin network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the bitcoin network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the bitcoin running in parallel, yet lacking interchangeability and necessitating exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset. Different metrics adopted by industry participants to determine which is the original asset include: referring to the wishes of the core developers of a bitcoin, blockchains with the greatest amount of hashing power contributed by miners or validators; or blockchains with the longest chain. A fork in the network of a particular bitcoin could adversely affect an investment in our Company or our ability to operate.

We may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect an investment in our securities. If we hold a bitcoin at the time of a hard fork into two cryptocurrencies, industry standards would dictate that we would be expected to hold an equivalent amount of the old and new assets following the fork. However, we may not be able, or it may not be practical, to secure or realize the economic benefit of the new asset for various reasons. For instance, we may determine that there is no safe or practical way to custody the new asset, that trying to do so may pose an unacceptable risk to our holdings in the old asset, or that the costs of taking possession and/or maintaining ownership of the new bitcoin exceed the benefits of owning the new bitcoin. Additionally, laws, regulation or other factors may prevent us from benefitting from the new asset even if there is a safe and practical way to custody and secure the new asset.

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There is a possibility of bitcoin mining algorithms transitioning to proof of stake validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business and the value of our stock.

Proof of stake is an alternative method in validating bitcoin transactions. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. We, as a result of our efforts to optimize and improve the efficiency of our bitcoin mining operations, may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain form this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. This may additionally have an impact on other various investments of ours. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

To the extent that the profit margins of bitcoin mining operations are not high, operators of bitcoin mining operations are more likely to immediately sell bitcoin rewards earned by mining in the market, thereby constraining growth of the price of bitcoin that could adversely impact us, and similar actions could affect other cryptocurrencies.

Over the past two years, bitcoin mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. Currently, new processing power is predominantly added by incorporated and unincorporated “professionalized” mining operations. Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. They require the investment of significant capital for the acquisition of this hardware, the leasing of operating space (often in data centers or warehousing facilities), incurring of electricity costs and the employment of technicians to operate the mining farms. As a result, professionalized mining operations are of a greater scale than prior miners and have more defined and regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to maintain profit margins on the sale of bitcoin. To the extent the price of bitcoin declines and such profit margin is constrained, professionalized miners are incentivized to more immediately sell bitcoin earned from mining operations, whereas it is believed that individual miners in past years were more likely to hold newly mined bitcoin for more extended periods. The immediate selling of newly mined bitcoin greatly increases the trading volume of bitcoin, creating downward pressure on the market price of bitcoin rewards.

The extent to which the value of bitcoin mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined bitcoin rapidly if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing bitcoin prices. Lower bitcoin prices could result in further tightening of profit margins for professionalized mining operations creating a network effect that may further reduce the price of bitcoin until mining operations with higher operating costs become unprofitable forcing them to reduce mining power or cease mining operations temporarily.

If a malicious actor or botnet obtains control of more than 50% of the processing power on a bitcoin network, such actor or botnet could manipulate blockchains to adversely affect us, which would adversely affect an investment in us or our ability to operate.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining a bitcoin, it may be able to alter blockchains on which transactions of bitcoin reside and rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new units or transactions using such control. The malicious actor could “double-spend” its own bitcoin (i.e., spend the same bitcoin in more than one transaction) and prevent the confirmation of other users’ transactions for as long as it maintained control. To the extent that such malicious actor or botnet does not yield its control of the processing power on the network or the bitcoin community does not reject the fraudulent blocks as malicious, reversing any changes made to blockchains may not be possible. The foregoing description is not the only means by which the entirety of blockchains or cryptocurrencies may be compromised but is only an example.

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Although there are no known reports of malicious activity or control of blockchains achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold in bitcoin. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of bitcoin transactions. To the extent that the bitcoin ecosystem, and the administrators of mining pools, do not act to ensure greater decentralization of bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power will increase because the botnet or malicious actor could compromise more than 50% mining pool and thereby gain control of blockchain, whereas if the blockchain remains decentralized it is inherently more difficult for the botnet of malicious actor to aggregate enough processing power to gain control of the blockchain, may adversely affect an investment in our common stock. Such lack of controls and responses to such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.

As with any computer code generally, flaws in bitcoin codes may be exposed by malicious actors. Several errors and defects have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create money have previously occurred. Despite our efforts and processes to prevent breaches, our devices, as well as our miners, computer systems and those of third parties that we use in our operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

The operation of a bitcoin or other bitcoin mine can require massive amounts of electrical power. Further, our mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a bitcoin are lower than the price of a bitcoin. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision or electricity to mining operations. Additionally, our mines could be materially adversely affected by a power outage. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a government restriction on electricity or a power outage. If we are unable to receive adequate power supply and are forced to reduce our operations due to the availability or cost of electrical power, our business would experience materially negative impacts.

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If the award of bitcoin rewards, for us primarily bitcoin for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which will likely lead to our failure to achieve profitability.

As the number of bitcoin rewards awarded for solving a block in a blockchain decreases, our ability to achieve profitability worsens. Decreased use and demand for bitcoin rewards may adversely affect our incentive to expend processing power to solve blocks. If the award of bitcoin rewards for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease our mining operations. For instance, the current fixed reward for solving a new block on the bitcoin blockchain is 3.125 bitcoin currency rewards per block, following the April 2024 halving event. This reduction may result in a reduction in the aggregate hash rate of the bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make bitcoin networks more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects our activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Competitive conditions within the bitcoin industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the bitcoin industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our common stock.

Risks Involving Intellectual Property

Bitcoin and bitcoin mining is software related

We actively use specific hardware and software for our bitcoin mining operation. In certain cases, source code and other software assets may be subject to an open source license, as much technology development underway in this sector is open source. For these works, the company intends to adhere to the terms of any license agreements that may be in place.

We do not currently own, and do not have any current plans to seek, any patents in connection with our existing and planned blockchain and cryptocurrency related operations. We do expect to rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we have developed and may further develop certain proprietary software applications for purposes of our cryptocurrency mining operation.

Our platform may be subject to damage, interruptions or delays that may adversely affect our business, financial conditions and results of operations.

In the event of a platform outage and physical data loss, our ability to perform our bitcoin mining operations would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform are critical to our operations. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events.

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Any interruptions or delays in our service, whether as a result of third-party errors, our errors, natural disasters or security breaches, whether accidental or willful, could harm our operations and/or reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from mining bitcoins, damage our brand and reputation, divert our employees’ attention, subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information of the Company —Intellectual Property” and “Regulation—Regulation on Intellectual Property Rights.” Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

Our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. As a result, our business and results of operations may be materially and adversely affected.

Risks Related to Our Corporate Structure and Being Based in or Having Some Portion of Operations in China

Trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditor for a period of two consecutive years and as a result, Nasdaq may determine to delist our ordinary shares.

Independent registered public accounting firms issue audit opinions on the financial statements included in the annual reports filed by U.S. public companies with the SEC. Auditors of companies that are traded publicly in the United States are required by the laws of the United States to undergo regular inspections by the PCAOB.

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In recent years, U.S. regulatory authorities have expressed their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of a continued regulatory focus in the U.S. on access to audit and other information protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in the U.S. Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. On May 20, 2020, the U.S. Senate passed the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the HFCAA was signed into law by the U.S. President. The HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA.

On June 22, 2021, the U.S. Senate passed the AHFCAA and on December 29, 2022, the Consolidated Appropriations Act was signed into law by the U.S. President, which contained a provision identical to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before an issuer’s securities may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

Pursuant to the HFCAA, on December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by mainland China and Hong Kong authorities in those jurisdictions, and identified the registered public accounting firms in mainland China and Hong Kong that were subject to such determinations. The PCAOB has made such designations as mandated under the HFCAA. Pursuant to each annual determination by the PCAOB, the SEC, on an annual basis, identifies issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

On June 14, 2022, the SEC conclusively identified us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, because the report contained the audit report issued by Centurion, a registered public accounting firm headquartered in Hong Kong that the PCAOB had determined it was unable to inspect or investigate completely because of a position taken by an authority in such jurisdiction. Effective June 30, 2022, we appointed Audit Alliance as our independent registered public accounting firm for the fiscal year ended December 31, 2022 and accepted the resignation of Centurion, effective on the same date. Audit Alliance is not among the auditor firms listed on the 2021 determination report that the PCAOB was not able to inspect.

On August 26, 2022, the PCAOB signed a Statement of Protocol (SOP) Agreement with the CSRC and the MOF of the PRC regarding cooperation in the oversight of PCAOB-registered public accounting firms in the PRC and Hong Kong establishing a method for the PCAOB to conduct inspections of PCAOB-registered public accounting firms in the PRC and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous 2021 adverse determinations. However, should the PCAOB fails to have complete access in the future, the PCAOB will consider the need to issue a new determination.

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Our current auditor, Audit Alliance, is based in the Republic of Singapore and gives complete access to the PCAOB on a regular basis. Our auditor is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination. Notwithstanding the foregoing, in the future, if the PCAOB determines that it is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by any regulators that does not permit our auditor to provide audit documentations to the PCAOB for inspection or investigation, our investors would be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China or Hong Kong that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in restriction to our access to the U.S. capital markets, and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA.

If the Chinese government determines that our corporate structure does not comply with the Chinese laws and regulations, or if such laws and regulations change or are interpreted differently in the future, Chinese regulatory authorities could disallow our current operating structure, which would likely result in a material change in our operations and/or a material change in the value of our ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless.

We are not an operating company but a holding company incorporated in the BVI. We conduct operations through our subsidiaries in the U.S., with limited intracompany support operations being conducted by our mainland subsidiary. We own equity interests in our operating subsidiaries indirectly through our Hong Kong subsidiary. This corporate structure involves certain unique risks to investors. Investors in our securities are not acquiring equity interests in any operating companies but instead are acquiring interests in a BVI holding company. Investor may never hold equity interests in the Chinese operating companies. Our U.S. operating subsidiaries may provide dividend or other distributions to us through our Hong Kong subsidiary. As a holding company, we may rely on dividends or payments by our subsidiaries to fund our cash and financing requirements. The ability of our subsidiaries to pay dividends or make distributions to us may be restricted by laws and regulations applicable to them. PRC regulatory authorities could limit or hinder our ability to receive dividends or distributions from, or transfer funds to, the operating companies. Our corporate structure contains no variable interest entities and our mainland PRC subsidiary is not in an industry that is subject to foreign ownership limitations in mainland China. However, there are uncertainties with respect to the Chinese legal system and there may be changes in laws, regulations and policies, including how those laws, regulations and policies will be interpreted or implemented. If in the future the Chinese government determines that our corporate structure does not comply with Chinese laws and regulations, or if Chinese laws and regulations change or are interpreted differently, our financial position could be materially and adversely affected. Further, Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

PRC laws and regulations can change quickly with little advance notice, and uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely affect us including causing our ordinary shares to significantly decline in value.

Our PRC subsidiary’s operations are governed by PRC laws and regulations. Our mainland China subsidiary is generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because certain laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which may not be publicly available on a timely basis or at all) that may have a retroactive effect. Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Guidance Catalogue for Industrial Structure Adjustments (the “Catalogue”). The Catalogue classified various industries into three categories: encouraged, restricted and prohibited. The Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018, and amended and restated by the 2024 version, effective November 1, 2024 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Guidance Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor may not make investment unless certain requirements on the equity ownership and the executive officers of the foreign invested enterprises, as set forth in the Negative List, are met. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established. According to the Negative List, Bitmatrix’s administrative support services are not prohibited and we can hold equity in Bitmatrix. However, there can be no assurance that the Negative List will not change in the future and our ownership of Bitmatrix may be limited or prohibited. We and our PRC subsidiary may face uncertainty in the interpretation and application of PRC laws and regulations. PRC laws, rules or regulations can evolve quickly and may be revised from time to time. Interpretation and implementation of current and future PRC laws and regulations may change quickly with little advance notice. If PRC laws, rules and regulations are applied in a manner that negatively affect us and our PRC subsidiaries, we cannot assure you that we and our subsidiaries will be able to comply with them in all respects, and we and our PRC subsidiaries may be subject to fines and other government sanctions, which may adversely affect our financial condition and results of operations.

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The PRC government may intervene in or influence the operations of our PRC subsidiary at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our and our PRC subsidiary’s operations and the value of our ordinary shares.

The Chinese government has significant oversight and discretion over the conduct of our PRC subsidiary and may intervene or influence its operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has published policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will not in the future release regulations or policies governing the administrative support and services industry that could require our mainland China subsidiary to seek special licenses from Chinese authorities to continue to operate, which could indirectly affect our U.S. subsidiaries’ operations and financial condition. Furthermore, the Chinese government has increased the government’s oversight and control over offerings of companies with significant operations in mainland China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers. While our Hong Kong holding subsidiary does not conduct substantial business, our PRC subsidiary, Bitmatrix, provides limited in-house administrative support operations in China. If Bitmatrix cannot maintain its business license as a result of governmental actions, or is required to seek permission from Chinese authorities to continue to operate, it could result in a material change in its operations, affect the intra company support received by our U.S. subsidiaries, and adversely impact the value of our ordinary shares.

The Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, and any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In the recent years, the Chinese government has exerted more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, the CSRC promulgated the Trial Measures and the relevant guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either directly or indirectly, are required to complete a filing procedure with the CSRC and report relevant information. Since this regulation is relatively new, uncertainties still exist in relation to what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the operations of our mainland China subsidiary.

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Further, Chinese government continues to exert more oversight and control over Chinese companies in certain industries. On July 2, 2021, Chinese cybersecurity regulator announced, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s application be removed from smartphone application stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and BOSS Zhipin of Kanzhun Limited (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

Recently, the PRC government also promulgated new laws and regulations relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and became effective on June 1, 2017, and the Cybersecurity Review Measures (2020 Version), which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services, which products and services affect or may affect national security. On December 28, 2021, the Cybersecurity Review Measures (2021 Version) was promulgated and became effective on February 15, 2022 and the Cybersecurity Review Measures (2020 Version) was repealed at the same time. The Cybersecurity Review Measures (2021 Version) iterates that the procurement of any network product or service by CIIOs or the conducting of data processing activities by online platform operators, that affects or may affect national security, shall be subject to a cybersecurity review and any online platform operators controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, the CAC published the Network Data Security Administrative Regulations Draft, which provided that data processing operators engaging in data processing activities that affect or may affect national security or processing personal information of more than one million users must be subject to a cybersecurity review. The official version of the regulation, or the Regulation for the Administration of Network Data Security (the “Network Data Security Regulation”), which was promulgated on September 24, 2024 and came into effect on January 1, 2025, does not contain a requirement for an application of cybersecurity review for data processing operators who possess personal data of at least one million users. Instead, it requires that a network data processor who carries out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations.

According to the Cybersecurity Review Measures (2021 Version) and the Network Data Security Regulation, a cybersecurity review is conducted by the CAC, to assess potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The state establishes a data classification protection system. According to the impact and importance of data on national security, public interests or the legitimate rights and interests of individuals and organizations, data are divided into general data, important data and core data, and different protection measures are taken for different levels of data. The state focuses on the protection of personal information and important data, and strictly protects core data. Based on the opinion of our counsel as to PRC law, Jincheng Tongda & Neal, while our PRC subsidiary, Bitmatrix, is subject to the Network Data Security Regulations, we or our PRC subsidiary are not required to undergo a national security review in order to operate the business or to offer securities to investors under the Cybersecurity Review Measures or the Network Data Security Regulation, because we or our PRC subsidiary have not carried out any data processing activities that affects or may affect national security of the PRC, and we or our PRC subsidiary do not control personal information of more than one million users. However, the PRC regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties in how the relevant legal requirements apply to us and our PRC subsidiary.

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If we were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities under the PRC laws, we could be subject to fines or other regulatory sanctions.

We conduct substantially all of our bitcoin mining operations in the United States through our U.S. subsidiaries. Our PRC subsidiary, Bitmatrix’s activity is limited to in-house administrative support to the holding company and other subsidiaries and it does not conduct any revenue generating business. Other than a registration license for Bitmatrix as an entity existing and present in China, we are not aware we, Bitmatrix or any other subsidies are required to obtain any permission or approval from or complete any filing procedures with the PRC authorities under PRC law.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and the relevant five guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either directly or indirectly, are required to complete a filing procedure with the CSRC and report relevant information. The Trial Measures provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. As advised by our PRC legal counsel, under current PRC laws, regulations and rules, neither we nor our PRC subsidiary is required to submit applications for the approval to the CSRC in connection with our securities offerings because (i) we are a company incorporated in the British Virgin Islands, and for the fiscal year ended December 31, 2025, no operating revenue was generated from mainland China, and 6.42 % of our loss before tax, 2.21 % of our total assets and 2.72 % of our total equity were attributable to our PRC subsidiary ; and, (ii) the main parts of our business activities, bitcoin mining and data center operations, are not conducted in mainland China but in the U.S., and our main places of business are located outside mainland China.

On July 7, 2022, the Cyberspace Administration of China (“CAC”) issued the Measures for Security Assessment of Cross-border Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside Mainland China, a data processor shall apply to the relevant cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; and (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. Our PRC subsidiary’s activity related to cross-border data transfer is limited to our corporate and personnel internal uses and does not fall under any of the above specified categories. From January 1, 2023 to the date of this report, Bitmatrix made outbound data transfers of significantly less than one hundred thousand users’ personal information or ten thousand users’ sensitive personal information cumulatively.

Based on PRC laws and regulations in effect as of the date of this prospectus, we believe that we or our subsidiaries have not entered into a transaction or offering that would require us or any subsidiary to obtain any permission from or complete any filing procedure with the CSRC, the CAC or any other PRC authority. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the PRC government authorities, we cannot rule out the possibility that we could be subject to such approval or filing procedures as a result of PRC subsidiary’s operations and its intracompany administrative support activities. If so, we could be subject to fines or other regulatory sanctions.

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Our PRC subsidiary, Bitmatrix, is subject to data security, personal information protection, and other data related PRC laws and regulations, and if Bitmatrix were found to be noncompliant with such laws and regulations, it could materially and adversely affect our financial condition and results of operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless.

Our PRC subsidiary, Bitmatrix, is subject to certain cybersecurity, data protection, and other PRC laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict the administrative support activities of Bitmatrix and require our PRC subsidiary to incur costs and efforts to comply, and any breach or noncompliance may subject our subsidiary to proceedings against such entity, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect the business of our PRC subsidiary, and our financial condition and results of operations.

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner and provides that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. The term “data” refers to any recording of information by electronic or other means, and “data processing” refers to the collection, storage, use, processing, transmission, provision, and disclosure of data. The Data Security Law applies to data processing activities within the territory of mainland China as well as those conducted outside mainland China that would jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this prospectus, based on the assessment of the management, neither we nor our subsidiaries in Hong Kong and the U.S. have conducted any data processing activities within the territory of mainland China, or that may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens, and as advised by our PRC counsel, the Data Security Law is not applicable to us and our subsidiaries in Hong Kong and the U.S. Our PRC subsidiary, Bitmatrix, collects and stores, in its information system, financial data of the Company for the purpose of providing in-house administrative service to the Company, and personal information of its employees for employment purpose (including but not limited to names, ID and certain other personal information). As such, Bitmatrix engages in data processing activities as defined under the Data Security Law. As advised by our counsel as to PRC law, the Data Security Law is applicable to our PRC subsidiary, Bitmatrix. Based on the assessment of the management, Bitmatrix is compliant with the data protection requirements as stipulated in the Data Security Law for its data processing activities.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, or the PIPL, which took effect on November 1, 2021. The PIPL applies not only to personal information processing activities carried out in the territory of mainland China but also to personal information processing activities outside mainland China if such activities are conducted for the purpose of offering products or services to persons in the territory of mainland China, or for behavior analysis and assessment of persons in the territory of mainland China. Pursuant to the PIPL, the processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The noncompliant entities could be ordered to correct, to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. As discussed above, our PRC subsidiary, Bitmatrix, collects and stores personal information of its employees for employment purpose, and thus, as advised by our PRC counsel, our PRC subsidiary is subject to the PIPL. Our management has determined that (i) neither we nor our Hong Kong and U.S. subsidiaries have conducted personal information processing activities within the territory of mainland China. Based on the foregoing, our PRC counsel has advised us that neither we nor our subsidiaries in Hong Kong and the U.S. are subject to the PIPL; (ii) neither we nor any of our subsidiaries have conducted personal information processing activities outside of mainland China, whether for the purpose of offering products or services to persons in the territory of mainland China or for behavior analysis and assessment of persons in the territory of mainland China. Our management has assessed that, while our PRC subsidiary, Bitmatrix, has conducted personal informational processing activities in mainland China, it has been in compliance with the requirements of personal information processing as set forth in the PIPL.

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On September 24, 2024, the CAC released the Regulations for the Administration of Network Data Security, or the Network Data Security Regulations, which took effect on January 1, 2025. The Network Data Security Regulation requires that a network data processor who carries out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant regulations. Based on the assessment of the management, none of our Company, Hong Kong subsidiary and U.S. Subsidiaries conducts any data processing activities within the PRC, or those outside the PRC that may damage the national security, public interests, or legitimate interests of PRC persons. As advised by our PRC counsel, our Company, Hong Kong subsidiary and U.S. Subsidiaries are not subject to the Network Data Security Regulations. Bitmatrix conducts network data processing activities, including the processing of personal information, for its operation in the PRC, which do not affect national security, but it does not process large amount of personal data or any important data. It is not a network platform service provider. None of the Company and our subsidiaries (including Bitmatrix) have been informed by any PRC governmental authority of any requirement for a national review or any reporting and/or security assessment under the Network Data Security Regulations. Based on the opinion of our PRC counsel, our PRC subsidiary, Bitmatrix, is subject to the Network Data Security Regulation for its collection and storage of data through network, but our PRC subsidiary is not required to undergo the national security review under the Network Data Security Regulation, because none of the network data processing activities carried out by Bitmatrix affect or may affect national security of the PRC.

As advised by our PRC counsel, Jincheng Tongda & Neal, as of the date of this Prospectus, neither we nor any of our subsidiaries have been found to have violated any personal information or data security laws and regulations, have received any notice of violations from any competent PRC authorities, including the CAC, or have been investigated or sanctioned by any competent PRC authorities in relation to data security or personal information protection. However, the PRC regulatory authorities have broad discretion in interpreting and implementing the Data Security Law, the PIPL, and other relevant personal information and data security laws and there are uncertainties with respect to the enforcement of these laws and regulations. Our management has determined that our PRC subsidiary, Bitmatrix, is in compliant with the Data Security Law, the PIPL, and other relevant personal information and data security laws. However, we cannot rule out the possibility that PRC governmental authority may find that all entities like us are subject to such laws regardless of the nexus to China. If we or any of our subsidiaries were deemed to be noncompliant with the Data Security Law, the PIPL, and other relevant personal information and data security laws, we could become subject to fines and other government sanctions. Additionally, according to the Data Outbound Transfer Measures, in addition to the self-risk assessment requirement for provision of any data outside Mainland China, a data processor who transfers outbound important data and personal information collected and generated in its operations in mainland China shall apply to the relevant cyberspace department for data security assessment and clearance of outbound data transfer in any of the specified events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; and (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. To promote cross-border data transfer, the CAC issued the Data Flow Regulations, and relaxes the control over the cross-border transfer of non-sensitive personal information. In accordance with the Data Outbound Transfer Measures, the Data Flow Regulations, and the relevant guidelines issued by the CAC in this regard, a data processor shall apply for a data security assessment and clearance of outbound data transfers in either of the following circumstances: (a) outbound transfer of personal information or important data by a CIIO; or (b) outbound transfer of important data by a non-CIIO data processor, or personal information by such a non-CIIO data processor who has made outbound transfers of more than one million users’ personal information (not including sensitive personal information), or more than 10,000 users’ sensitive personal information cumulatively since January 1 of the current year. Our management has assessed, in consultation with our PRC counsel, that our mainland China subsidiary’s activity related to cross-border data transfer is limited to corporate records, including financial data and certain non-sensitive personal information of our employees (such as resumes of certain employees). From January 1, 2023 to the date of this report, our PRC subsidiary made outbound data transfers of significantly less than 10,000 users’ personal information cumulatively and did not transfer outbound any sensitive personal information prohibited by the Data Outbound Transfer Measures. Based on the above facts, as advised by our PRC counsel, we and our PRC subsidiary are not required to apply from the relevant cyberspace department for data security assessment and clearance of outbound data transfers.

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The above PRC laws and regulations related to cybersecurity and data privacy are relatively new, the interpretation and implementation of these laws and regulations may be subject to revisions, and we cannot rule out the possibility that any PRC governmental authorities may subject us and our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and our subsidiaries, we may be considered noncompliant with such new regulations in material respects and be subject to fines and other government sanctions, which could materially and adversely affect our financial condition and results of operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless.

We may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and liquidity requirements, and any limitation on the ability of our U.S. operating subsidiaries to pay dividends to us through our Hong Kong subsidiary could have a material adverse effect on liquidity needs and our ability to distribute to our shareholders.

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and liquidity requirements, including payment of any debt we may incur and our expenses. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. We currently conduct all of our business and generate revenues through our U.S. subsidiaries. Although we do not currently intend to pay dividends, we may rely on the dividends received from our U.S. operating subsidiaries through our Hong Kong subsidiary in the future. Abit HK is permitted under Hong Kong law to provide funding and dividend distributions to us, provided that the payments by Abit HK are in compliance with the applicable laws and regulations relating to Anti-Money Laundering and Counter Financing of Terrorism. To the extent cash or assets in the business is in mainland China or Hong Kong, the cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to potential interventions in or the imposition of restrictions and limitations on our or our subsidiaries’ ability by the PRC government to transfer cash or assets. There are currently no restrictions of transferring funds between our British Virgin Islands holding company and our subsidiaries in the U.S. and Hong Kong. Other than our mainland China subsidiary, currently there are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors. However, there can be no assurance that the PRC government will not introduce new laws and regulations in the future affecting the ability of our subsidiaries, including Hong Kong subsidiary, to transfer cash. Any such controls or restrictions may adversely affect our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders.

We could be negatively affected as a result of being previously associated with Moxian subsidiaries divested in 2022 which had conducted business operations in mainland China.

Because of the past history of the Former Moxian Subsidiaries in operating in China, the Company could be subject to investigative action by the Chinese authorities in connection with the operations of its disposed subsidiaries. As of the date of this prospectus, the Company has not received any notification or has any knowledge of such action. In the event that we are subject to any investigations or other regulatory actions as a result of our past association with Moxian subsidiaries, we would have to spend time and resources, management would be distracted from our operations, and our operations and financial results could be materially adversely affected.

Risks Related to Our Ordinary Shares and this Offering

Future sales of our ordinary shares may cause the prevailing market price of our shares to decrease.

The issuance and sale of additional ordinary shares or securities convertible into or exercisable for ordinary shares could reduce the prevailing market price for our ordinary shares as well as make future sales of equity securities by us less attractive or not feasible. The issuance of ordinary shares upon the exercise or conversion of our outstanding securities exercisable for or convertible into ordinary shares would further dilute the holdings of our then-existing shareholders, and the sale of such shares, or the perception that such sales may occur, could depress the market price of our ordinary shares.

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The market price of our ordinary shares has been, and may continue to be, highly volatile, and such volatility could cause the market price of our ordinary shares to decrease and could cause you to lose some or all of your investment in our ordinary shares .

The stock market in general and the market prices of our ordinary shares on Nasdaq, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. During the six-month period prior to the date of this prospectus, the market price of our ordinary shares has fluctuated significantly, and the price of our ordinary shares continues to fluctuate. We anticipate that the market prices of our shares will continue to be subject to wide fluctuations. The market price of our shares is, and will be, subject to a number of factors, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant operational events, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war, terrorism, natural disasters, geopolitical instability, epidemics or other adverse public health developments, or responses to these events.

These factors may materially and adversely affect the market price of our shares and result in substantial losses by our investors.

Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our ordinary shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our ordinary shares may not develop or be sustained.

Future sales of our ordinary shares, whether by us or our shareholders, could cause the price of our ordinary shares to decline.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our ordinary shares in the public market, the trading price of our shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other securities. In addition, the issuance and sale by us of additional ordinary shares, or securities convertible into or exercisable for our ordinary shares, or the perception that we will issue such securities, could reduce the trading price for our ordinary shares as well as make future sales of equity securities by us less attractive or not feasible. The sale of ordinary shares issued upon the conversion of any debt securities or exercise of warrants could further dilute the holdings of our existing shareholders.

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We have not paid and do not intend to pay dividends on our ordinary shares. Investors in this offering may never obtain a return on their investment.

We have not paid dividends on our ordinary since inception, and do not intend to pay any dividends on our ordinary shares in the foreseeable future. We intend to reinvest earnings, if any, in the development and expansion of our business. Accordingly, you will need to rely on sales of your ordinary shares after price appreciation, which may never occur, in order to realize a return on your investment.

Volatility in our ordinary shares price may subject us to securities litigation.

The market for our ordinary shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

If we fail to satisfy all applicable continued listing requirements of the Nasdaq Capital Market, our ordinary shares may be delisted from Nasdaq, which could have an adverse impact on the liquidity and market price of our ordinary shares.

Our ordinary shares are currently listed on the Nasdaq Capital Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum bid price, and certain corporate governance requirements. The closing bid price of our ordinary shares previously fell below $1.00 per share for 30 consecutive trading days, and as a result, we were not in compliance with Nasdaq’s minimum bid price requirement. Although we regained compliance in March 2025, there can be no assurances that we will continue to meet the minimum bid price requirements or will be able to comply with all applicable listing standards.

In the event that our ordinary shares is delisted from Nasdaq and is not eligible for quotation or listing on another market or exchange, it could become more difficult to sell, or obtain accurate price quotations for, our ordinary shares, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our ordinary shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a major exchange.

You may face difficulties in protecting your interests as a shareholder, as the laws of British Virgin Islands provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the BVI Business Companies Act, as revised, and common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the British Virgin Islands) are binding on a court in the British Virgin Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provide significantly less protection to investors. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The British Virgin Islands courts are also unlikely to impose liabilities against us in original actions brought in the British Virgin Islands, based on certain civil liability provisions of United States securities laws.

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A majority of our directors and executive officers are nationals or residents of the United States and all or a substantial portion of such individuals’ assets are located in the United States. Our CEO and director, Mr. Stephen Faucetta, primarily resides in the U.S. Our director and Mohsen (Michael) Khorassani is located in the U.S. Our director and Audit Committee Chair, Glenn Josephs, is located in U.S. Our CFO, Kai Zhang, is located in PRC. Our directors Phillip Balatsos and Andrew Hancox are located in the United States. It would be difficult for investors to effect service of process upon of directors and officers who are located outside the U.S. or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As advised by our PRC counsel, Jincheng Tongda & Neal, there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or British Virgin Islands courts obtained against our directors and officers predicated upon the civil liability provisions of the United States federal and state securities laws. Our PRC counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the British Virgin Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the British Virgin Islands.

As advised by our Hong Kong counsel, Patrick Mak & Tse, there is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Our investors may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in BVI, mainland China or Hong Kong against our directors and officers or us. For more information regarding the relevant laws of the British Virgin Islands, mainland China and Hong Kong, see “Enforceability of Civil Liabilities” of this prospectus.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. It may not be possible to effect service of process outside of China upon most of our directors. Also because China has not entered into treaties for the reciprocal recognition and enforcement of court judgments with the United States and many other countries, recognition and enforcement in China of a court judgment obtained in other jurisdictions may be difficult or impossible.

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It is not possible to predict the actual number of Ordinary Shares, if any, that we will sell to the ELOC Investor or the gross proceeds we will receive from those sales, and the conditions and limitations on our ability to access the facility, the issuance of Ordinary Shares at discounted, market-based prices and the resale of those shares by the ELOC Investor may cause substantial dilution to existing shareholders, may depress the market price of our Ordinary Shares, and may expose us to significant liquidated damages if we fail to satisfy our registration obligations.

It is not possible to predict the actual number of Ordinary Shares we will sell under the Equity Purchase Agreement to Shakawe, or the actual gross proceeds resulting from those sales, and we may not have access to the full amount available under the Equity Purchase Agreement. Sales are subject to, among other things, the US$1.00 minimum price condition applicable to regular puts (which is deemed withdrawn, rather than rejected, if the closing price of the Ordinary Shares on the trading day the notice is received is below US$1.00, unless Shakawe waives that requirement in writing), volume-based limitations on each put (each regular put being capped at the lesser of 100% of the average daily trading volume over the five trading days preceding the put date, 30% of the daily trading volume on the put date, and US$500,000 divided by the closing price on the put date, in each case unless waived by Shakawe in its sole discretion), the Exchange Cap (absent shareholder approval or a valid home country practice election), the 4.99% beneficial ownership limitation, and the continued effectiveness and availability of this registration statement. Each of the US$1.00 minimum price condition and the volume-based limitations may be waived only by Shakawe, in its sole discretion; accordingly, our ability to sell shares in excess of these limitations depends entirely on Shakawe’s willingness to waive them, and Shakawe has no obligation to do so.

Issuances of Put Shares at 95% of prevailing market-based prices, and issuances of Commitment Shares (including True-Up Commitment Shares), will dilute the ownership interest of existing shareholders, and resales by the ELOC Investor, or the perception that such resales may occur, could depress the market price of our Ordinary Shares. Because the per-share price of Put Shares varies with the market price, declines in our share price will require the issuance of more shares for the same dollar proceeds, compounding dilution.

The ELOC Investor is deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act with respect to the Put Shares and Commitment Shares, and the resale of such shares is being registered as an indirect primary offering by the Company.

If the number of Ordinary Shares registered hereunder is insufficient to cover all Ordinary Shares issuable under the Equity Purchase Agreement, we will be required to file one or more additional registration statements, and we may be unable to access the facility with respect to unregistered shares until such registration statements are declared effective. If we fail to satisfy our obligations under the Registration Rights Agreement, we will be required to pay liquidated damages equal to 2.5% of the US$7,500,000 commitment fee upon the occurrence of each registration event and on each 30-day anniversary thereof until cured, and the failure to include all Commitment Shares (other than as a result of SEC limitations) would result in liquidated damages of US$1,000,000.

The Commitment Shares, including the True-Up Commitment Shares, will be substantially dilutive, and the number is not fixed.

We must issue Ordinary Shares with a value of US$7,500,000 as a commitment fee, priced at the Nasdaq Official Closing Price on the closing date and subject to a true-up at the closing price on the date this registration statement is declared effective. There is no floor price. If our share price declines before effectiveness we will issue more shares, and the number may exceed the number registered hereunder.

An event of default under the Note would increase the amount owed and permit conversion at a substantial discount.

Upon an event of default the outstanding principal automatically increases by 150% and default interest accrues at 20% per annum. Beginning 180 days after issuance, the Note becomes convertible following an event of default at 75% of the lowest closing bid price over the preceding ten trading days, with no floor. We may also be required to effect reverse share splits up to an aggregate ratio of 250:1.

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THE OFFERING

Issuer	Abits Group Inc, a British Virgin Islands business company.

Ordinary Shares offered by the Selling Shareholder	Up to 50,476,408 Ordinary Shares, consisting of (i) up to 18,148,821 Put Shares that we may, in our discretion, elect to issue and sell to Shakawe from time to time pursuant to the Equity Purchase Agreement, and (ii) up to 32,327,587 Commitment Shares issued or issuable to Shakawe including Ordinary Shares issuable upon exercise of Pre-Funded Warrants.

Ordinary Shares outstanding prior to this offering	3,214,445 Ordinary Shares (as of September 29, 2026)

Ordinary Shares outstanding after giving effect to the issuance of the shares registered hereunder	53,690,853 Ordinary Shares (assuming issuance of all Put Shares and all Commitment Shares registered hereby, without giving effect to the 4.99% beneficial ownership limitation or the Exchange Cap described below)

Use of proceeds	We will not receive any proceeds from resales of Ordinary Shares by the Selling Shareholder. We may receive up to US$250,000,000 in aggregate gross proceeds from sales of Put Shares to Shakawe that we may, in our discretion, elect to make from time to time. We intend to use any such net proceeds for working capital and general corporate purposes. See “Use of Proceeds.”

Purchase limitations	We may not issue, and Shakawe may not purchase, Ordinary Shares under the Equity Purchase Agreement to the extent that, after giving effect thereto, Shakawe together with its affiliates would beneficially own more than 4.99% of our then-outstanding Ordinary Shares (which Shakawe may increase to not more than 9.99% on 61 days’ notice). We have elected to follow British Virgin Islands home country practice in lieu of Nasdaq Listing Rule 5635, in reliance on Nasdaq Listing Rule 5615(a)(3). Absent that election or shareholder approval, the aggregate number of Ordinary Shares issuable under the Equity Purchase Agreement may not exceed 19.99% of the Ordinary Shares outstanding immediately prior to September 14, 2026 (the “Exchange Cap”).

Conditions to each put	Each sale of Put Shares is subject to conditions, including that the registration statement of which this prospectus forms a part remains effective and available, that our Ordinary Shares remain listed on The Nasdaq Capital Market and DWAC eligible, and, in the case of regular puts, that the closing price of the Ordinary Shares on the applicable trading day is not less than US$1.00. Other conditions include that our representations and warranties in the Equity Purchase Agreement remain true and correct in all material respects, that the issuance of the Put Shares does not violate any applicable Nasdaq shareholder approval requirement, that our Ordinary Shares are not subject to a “DTC chill,” that Shakawe’s prime broker has approved the Put Shares for deposit at DTC, that we have delivered a legal opinion to Shakawe, that neither Shakawe nor its agents possess material non-public information about us, and that no Triggering Event (as defined in the Equity Purchase Agreement) has occurred and is continuing. Each of these conditions is for Shakawe’s benefit and may be waived by Shakawe. For a complete description of the conditions to each put, see Section 7.1 of the Equity Purchase Agreement, filed as an exhibit to the registration statement of which this prospectus forms a part.

Market for Ordinary Shares	Our Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “ABTS.”

Risk factors	Investing in our Ordinary Shares involves a high degree of risk. See “Risk Factors.”

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USE OF PROCEEDS

All Ordinary Shares offered by this prospectus are being sold by the Selling Shareholder for its own account, and we will not receive any proceeds from such sales. We may receive up to US$250,000,000 in aggregate gross proceeds from sales of Put Shares to Shakawe under the Equity Purchase Agreement. The actual proceeds, if any, will depend on the number of shares we elect to sell, market prices, and the satisfaction of the conditions in the Equity Purchase Agreement, and may be substantially less than the Maximum Commitment Amount. We intend to use any net proceeds for working capital and general corporate purposes.  We will bear the expenses of this registration; Shakawe will bear its own brokerage commissions and discounts.

Gross proceeds we receive from sales of Put Shares under the Equity Purchase Agreement will be reduced by a cash fee equal to 3.0% of such proceeds payable to RBW Capital Partners LLC and Dawson James Securities, Inc., the placement agents for the September 2026 Financing, as amounts are drawn down, and by our other offering expenses.

The Selling Shareholder will pay any agent’s commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses that they incur in disposing of such Ordinary Shares. We will bear all other costs, fees and expenses incurred in effecting the registration of such Ordinary Shares covered by this prospectus and any prospectus supplement. These may include, without limitation, all registration and filing fees, and expenses of compliance with state securities or “blue sky” laws.

See “Plan of Distribution” elsewhere in this prospectus for more information.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant.

Because we are a holding company with no operations of our own, our ability to pay dividends and to finance any debt that we may incur is dependent upon dividends and other distributions paid by our subsidiaries.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2026. The table presents information:

●	on an actual basis;

●	on an as adjusted basis to give effect to

(i) the repayment during 2026 of US$1,000,000 of principal under the secured loan in the original principal amount of US$3,000,000 made to our subsidiary Abit USA, Inc. by Jizhez Holdings Limited, an unrelated third-party lender, in March 2025 (bearing simple interest at 12.0% per annum, repayable in twenty-four equal monthly installments of US$155,000 and secured by certain assets of Abit USA, including land and buildings located in Duff, Tennessee), reducing the outstanding principal to US$750,000 as of September, 30, 2026;

(ii) the issuance on September 14, 2026 of the Note in the original principal amount of US$16,470,588.24, of which the first tranche of US$8,000,000 was funded at closing, resulting in net proceeds of approximately US$7 million after deducting the placement agent’s fees and estimated offering expenses;

(iii) the repurchase and cancellation of all 333,333 outstanding preferred shares for aggregate consideration of US$7,000,000, consisting of a US$5,000,000 closing payment paid on September 14, 2026 and two deferred payments of US$1,000,000 each, payable within three business days after the Company’s receipt of the Tranche 2 and Tranche 3 financing proceeds, respectively; and

(iv) the issuance to Shakawe of Pre-Funded Warrants to purchase 5,357,143 Ordinary Shares in respect of the US$7,500,000 commitment fee under the Equity Purchase Agreement.

Other than the adjustments described above, there have been no other material changes to our capitalization from debt or equity issuances, re-capitalizations, or debt repayments between June 30, 2026 and the date of this prospectus.

Please refer to the reports on Form 6-K that we have furnished to the SEC and incorporated by reference herein for additional information regarding our financial condition and results of operations.

	As of June 30, 2026 (in U.S. Dollars)
	Unaudited	As Adjusted
Cash and Cash Equivalent	$79,007	$2,051,507
Debt:
Other payables and accruals	$1,054,417	$1,054,417
Loan	1,250,000	750,000
Convertible note(a)(b)	-	6,972,500
Accounts payable-deferred preferred share repurchase consideration(c)	-	2,000,000
Total Liabilities	$2,304,417	$10,776,917
Stockholders’ equity:
Ordinary Shares (no par value, Unlimited Ordinary Shares authorized, 3,214,445 Ordinary Shares issued and outstanding as of June 30, 2026, no adjustments)	$35,554	$35,554
Preferred shares (333,333 outstanding actual; none as adjusted)	5,050	-
Additional paid-in capital(c)(d)	91,202,699	93,707,749
Retained earnings (accumulated deficit)(d)	(84,223,968)	(93,723,968)
Accumulated other comprehensive income	(160,571)	(160,571)
Total Shareholders’ equity	$6,858,764	$(141,236)

Total Liabilities and Shareholders’ Equity	$9,163,181	$10,635,681

(a) Represents the first tranche of the Note, with an allocable face amount of US$9,411,765, reflecting a 15% original issue discount on the US$8,000,000 tranche purchase price; together with interest at 13% per annum, fully earned and guaranteed for twelve months, the aggregate repayment obligation in respect of the first tranche is US$10,635,294. Presented net of unamortized original issue discount and US$1,027,500 of cash issuance costs, consisting of placement agent fees and expense allowances and legal fees of the parties. The carrying amount does not reflect any allocation of the fair value of the Placement Agent Warrants described in note (d), and the carrying amount, the allocation of issuance costs and the treatment of the guaranteed interest remain subject to final accounting determination.

(b) The as adjusted amounts in the table do not give effect to the Placement Agent Warrants in connection with the September 2026 Financing.

(c) Represents two deferred payments of US$1,000,000 each under the Preferred Share Repurchase and Cancellation Agreement, payable within three business days after the Company’s receipt of the Tranche 2 and Tranche 3 financing proceeds, respectively. The aggregate US$7,000,000 repurchase price exceeded the US$5,050 carrying value of the preferred shares; the US$4,994,950 excess was charged to additional paid-in capital and US$2,000,000 excess was charged against accumulated deficit.

(d) Represents the US$7,500,000 commitment fee under the Equity Purchase Agreement, charged to accumulated deficit and credited to additional paid-in capital, paid through the issuance of Pre-Funded Warrants to purchase 5,357,143 Ordinary Shares (exercise price US$0.00001 per share, exercisable on a cashless basis, no expiration), with up to 26,970,444 additional Ordinary Shares issuable pursuant to the true-up provisions of the Equity Purchase Agreement. Ordinary Shares underlying the Pre-Funded Warrants are not included in the number of Ordinary Shares outstanding.

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BUSINESS

For a description of our business, please read “Item 4. Information on the Company—B. Business Overview” in our 2025 Annual Report, which is incorporated by reference into this prospectus. There have been no material changes or developments to our business since the filing of our 2025 Annual Report, except as otherwise set forth in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2025, please read “Item 5. Operating and Financial Review and Prospects” in our 2025 Annual Report, which is incorporated by reference into this prospectus.

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT

For a description of our management, please read “Item 6. Directors, Senior Management and Employees” in our 2025 Annual Report, which is incorporated by reference into this prospectus. Since the filing of our 2025 Annual Report, the following changes to our management have occurred: In connection with the August 2026 Transaction, Tao Xu and Chuan Zhan resigned from the Company’s board of directors, and Phillip Balatsos and Andrew Hancox were appointed to fill the resulting vacancies as independent directors. Stephen Faucetta was appointed as Chief Investment Officer. On September 29, 2026, the Company terminated the employment of Conglin Deng as Chief Executive Officer without Cause, and Mr. Deng automatically ceased to serve as a director of the Company. In addition, Khuat Leok Choong, Lionel and Yanyan Sun resigned from the Board, and the Board appointed Glenn Josephs and Mohsen (Michael) Khorassani as independent directors to fill the resulting vacancies. On October 6, 2026, the Board appointed Stephen Faucetta as Chief Executive Officer and as a director of the Company. See “Recent Developments – Arc – Deng Securities Purchase Transaction ” and “Recent Developments - Management and Board Changes” for more information.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

For our related party transaction during the year ended December 31, 2025, please read “Item 7. Major Shareholders And Related Party Transactions – B. Related Party Transactions” in our 2025 Annual Report, which both are incorporated by reference into this prospectus.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of October 16, 2026 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

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The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of October 16, 2026, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

	Number of Ordinary Shares	Percentage of Ordinary Shares	Percentage
	Beneficially	Beneficially	of Voting
Name of Beneficial Owner	Owned	Owned(1)	Power
Directors and Executive Officers:
Stephen Faucetta, CEO and Director	-	-	-%
Kai Zhang, CFO	-	-	-
Glenn Josephs, Director	-	-	-
Mohsen (Michael) Khorassani, Director	-	-	-
Phillip Balatsos, Director	-	-	-
Andrew Hancox, Director	-	-	-
All directors and executive officers as a group (seven individuals)	-	-	-

5% Shareholder:
ARC Group International Ltd.(3)	461,354	14.4%	14.4%

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. The percentage of ordinary shares beneficially owned and the percentage of voting power are based on 3,214,445 ordinary shares outstanding as of September 29, 2026. Each ordinary share is entitled to one vote at meetings of shareholders or on any resolutions of shareholders.

(2)	ARC Group International Ltd. (the “ARC Group”) may be deemed to beneficially own 461,354 ordinary shares, consisting of 450,688 ordinary shares owned directly by ARC Group, and 10,666 ordinary owned through Bridgeforrest (BVI) Inc, of which ARC Group is the sole shareholder. The address of ARC Group International Ltd. is Level 24, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, CHINA , 200040.

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SELLING SHAREHOLDER

The Ordinary Shares being offered by the Selling Shareholder are those issuable to the Selling Shareholder pursuant to the ELOC (consisting of the Put Shares and the Commitment Shares). For additional information regarding the ELOC, see “The September 2026 PIPE” above. We are registering the Ordinary Shares in order to permit the Selling Shareholder to offer such shares for resale from time to time. Except for its ownership of the Note, the Equity Purchase Agreement and the other transaction documents described under “The September 2026 PIPE,” including its right to designate up to three members of our board of directors, the Selling Shareholder has not had any material relationship with us within the past three years.

The table below lists the Selling Shareholder and other information regarding the beneficial ownership of the Ordinary Shares by the Selling Shareholder. The second column lists the number of Ordinary Shares beneficially owned by the Selling Shareholder as of September 29, 2026. The third column lists the Ordinary Shares being offered by this prospectus by the Selling Shareholder. The fourth column assumes the sale of all of the Ordinary Shares offered by the Selling Shareholder pursuant to this prospectus. The fifth column indicates the percentage of Ordinary Shares beneficially owned after giving effect to such sales.

The Selling Shareholder identified in this prospectus may offer and sell up to an aggregate amount of 50,476,408 Ordinary Shares, which consist of:

(i)	Up to 18,148,821 Ordinary Shares (the “Put Shares”) issuable to Shakawe pursuant to the ELOC; and

(ii)	Up to 32,327,587 Ordinary Shares issued or issuable to Shakawe as a commitment fee pursuant to the ELOC (the “Commitment Shares”), consisting of 5,357,143 Ordinary Shares issuable upon exercise of Pre-Funded Warrants issued to Shakawe on September 14, 2026 in lieu of Commitment Shares (Shakawe having elected to receive the entire Commitment Fee in Pre-Funded Warrants), and up to 26,970,444 additional True-Up Commitment Shares (or Ordinary Shares issuable upon exercise of pre-funded warrants) issuable to Shakawe, in each case as a commitment fee pursuant to the ELOC.

Under the terms of the ELOC, the Selling Shareholder may not be issued Ordinary Shares to the extent such issuance would cause the Selling Shareholder, together with its affiliates and attribution parties, to beneficially own a number of Ordinary Shares which would exceed 4.99% of our then outstanding Ordinary Shares following such issuance. The numbers in the second and fourth columns do not reflect this limitation. The Selling Shareholder may sell all, some or none of its Ordinary Shares in this offering. See “Plan of Distribution.”

Selling Shareholder	Number of Ordinary Shares Beneficially Owned Prior to This Offering	Maximum Number of Ordinary Shares to be Sold Pursuant to this Prospectus	Ordinary Shares Owned Immediately Following Sale of Maximum Number of Shares in This Offering	Percentage of Ordinary Shares Owned After This Offering
Shakawe Capital LLC(1)	168,825	50,476,408	0	0%

(1) The business address of Shakawe Capital LLC is 144 Hillside Village, Rio Grande, Puerto Rico 00745. Dmitriy Shapiro, Managing Partner of Shakawe Capital LLC, has voting and dispositive control over the securities held by Shakawe Capital LLC. Shakawe Capital LLC is deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act with respect to the shares offered hereby. Shakawe has elected to receive the entire US$7,500,000 Commitment Fee in Pre-Funded Warrants and was issued Pre-Funded Warrants to purchase 5,357,143 Ordinary Shares based on the Initial Commitment Share Reference Price on the Closing Date, which may not be exercised to the extent that Shakawe and its affiliates would beneficially own more than 4.99% of our outstanding Ordinary Shares immediately after exercise. The number in the second column reflects the maximum number of Ordinary Shares Shakawe could acquire upon exercise of the Pre-Funded Warrants within that limitation as of September 29, 2026, based on 3,214,445 Ordinary Shares outstanding (being 168,825 Ordinary Shares, the largest whole number of Ordinary Shares that, when added to the 3,214,445 Ordinary Shares outstanding, would represent no more than 4.99% of the resulting total), and excludes the Put Shares, none of which have been issued. The third column includes Put Shares registered hereunder would permit us to receive aggregate gross proceeds of only approximately US$20.0 million , at an assumed purchase price of US$1.102 per share, and all Commitment Shares (including True-Up Commitment Shares and Ordinary Shares underlying Pre-Funded Warrants) registered hereby, without regard to the 4.99% limitation.

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DESCRIPTION OF SHARE CAPITAL

The Company was incorporated on May 18, 2021 under the BVI Companies Act as a BVI business company limited by shares under the name “Moxian (BVI) Inc”. On November 14, 2023, the Company was renamed “Abits Group Inc”.

Under the Company’s memorandum and articles of associations, as amended (“Memorandum and Articles of Association”), the Company is authorized to issue an unlimited number of shares comprising of ordinary shares, no par value each, and preferred shares, no par value each. Each ordinary share is entitled to one vote and each preferred share is entitled to six votes. As of September 29, 2026, a total of 3,214,445 Ordinary Shares were issued and outstanding. The 333,333 preferred shares previously outstanding were repurchased by the Company on September 28, 2026 and have been cancelled pursuant to the Preferred Share Repurchase and Cancellation Agreement described under “Recent Developments.” No preferred shares are issued and outstanding.

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their ordinary shares. Our Memorandum and Articles of Association do not permit us to issue bearer shares.

Preferred Shares

Pursuant to the Business Companies Act (As Revised) of British Virgin Islands (the “BVI Act”), and our memorandum of association, our board of directors by resolution may authorize establishment of one or more classes of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of us.

Pursuant to our Memorandum and Articles of Association, each preferred share in the Company confers upon the shareholder the right to six votes at any shareholder meeting or on any resolution of shareholders, no right to share in any dividend paid by the Company and no right to share in the distribution of the surplus assets of the Company on liquidation. Preferred shares are convertible, at the option of the holder, at any time into such number of fully paid ordinary shares on a one-for-one basis. Preferred shares automatically convert into ordinary shares on a one-for-one basis upon the occurrence of a change of control or other reorganization events.

Listing

Our ordinary shares are traded on the Nasdaq Capital Market under the symbol “ABTS”. Prior to November 17, 2023, our ordinary shares were traded under the symbol of “MOXC”.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is TranShare Corporation, 17755 North US Highway 19, Suite 140, Clearwater FL 33764.

Distributions

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders may be approved at a duly convened and constituted meeting of the shareholders by the affirmative vote of a majority of in excess of 50 percent of the votes of the shares present at the meeting and entitled to vote on the proposed matters; or may be consented to in writing by a majority of in excess of 50 percent of the votes of shares entitled to vote on the proposed matters. Each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each ordinary share and six votes for each preferred share which such shareholder holds.

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Election of directors

Under the memorandum and articles of association, the directors can either be elected by a resolutions of shareholders or by a resolution of directors. A director may be removed from office, (a) with or without cause, by resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the shareholders entitled to vote; or (b) with cause, by resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Meetings

The board of directors must provide written notice of all meetings of shareholders, stating the time, place at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. The board of directors shall call a meeting upon the written request of shareholders holding at least 30% of the voting rights in respect of the matter for which the meeting is requested. In addition, the board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice: (a) if it is so agreed by shareholders holding not less than 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose. The presence of a shareholder at the meeting constitutes waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-third (1/3) of the votes of the shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was convened on the requested of shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the ordinary shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of the board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act provides for protection of minority shareholders in certain circumstances. Outside of this, we would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a majority of the shareholders.

Pre-emptive rights

The memorandum and articles of association of the Company disapply the statutory pre-emptive rights applicable to the issue by us of new ordinary shares.

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Transfer of ordinary shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any preferred share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a preferred share unless the person transferring the shares has failed to pay any amount due in respect of any of those shares.

Calls on ordinary shares and forfeiture of ordinary shares

All shares are issued fully paid. Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in the memorandum and articles of association, Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid will be liable to be forfeited .

Redemption of ordinary shares

The Company may by a resolution of directors redeem, repurchase or otherwise acquire its shares generally with the consent of the relevant shareholders on such terms as the directors may agree with the relevant shareholders, and subject to the memorandum and articles of association and any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

●	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

●	amend our memorandum of association to create additional classes of shares with on such terms and in such manner as they may determine in their sole discretion at any time;

●	subject to our memorandum and articles of association, divide our authorized and issued shares into a larger number of shares; and

●	subject to our memorandum and articles of association, combine our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

●	all checks or warrants in respect of dividends of these shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the notice and during the three months referred to in the third bullet point below;

●	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to these shares by death, bankruptcy or operation of law; and

●	we have caused a notice to be published in newspapers in the manner stipulated by our memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such notice.

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The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to the net proceeds.

Inspection of books and records

Under British Virgin Islands law, holders of our ordinary shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional ordinary shares

Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands business companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders (except when a parent company merge with one or more subsidiary companies in accordance with Section 172 of the BVI Act).

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

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Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below:

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

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Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our memorandum and articles of association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that provide for a staggered board of directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

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Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a transaction that is material to the company. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum and articles of association allow our shareholders holding not less than one-third (1/3) of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with or without cause, by a resolution of directors passed by at least seventy-five percent (75%) of the vote at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

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Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or in certain circumstances, by resolution of directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

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PLAN OF DISTRIBUTION

Each Selling Shareholder (the “Selling Shareholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal Trading Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	in transactions through broker-dealers that agree with the Selling Shareholder to sell a specified number of such securities at a stipulated price per security;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Shareholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

The Selling Shareholder may loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Shareholder may also enter into other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction), in each case to the extent not prohibited by the ELOC. Under the ELOC, the Selling Shareholder may not engage in any short sale (as defined in Rule 200 of Regulation SHO under the Exchange Act) of the Ordinary Shares, or any hedging transaction that establishes a net short position with respect to the Ordinary Shares, for so long as the equity line of credit is outstanding; provided that, in accordance with Regulation SHO, the sale after delivery of a put notice of such number of Ordinary Shares as is reasonably expected to be purchased under such put notice will not be deemed a short sale.

The Selling Shareholder is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). Shakawe will purchase Put Shares from us at 95% of the lowest daily VWAP of the Ordinary Shares during the applicable regular valuation period or 95% of the lowest traded price during the applicable intraday valuation period, and has received or will receive the Commitment Shares (or Pre-Funded Warrants in lieu thereof) in consideration for its commitment under the Equity Purchase Agreement. Any broker-dealers or agents, involved in selling the securities may also be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Shareholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

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Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Ordinary Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Ordinary Shares by the Selling Shareholder or any other person. We will make copies of this prospectus available to the Selling Shareholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

TAXATION

The following summary of the material British Virgin Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the British Virgin Islands and the United States. To the extent this summary relates to matters of British Virgin Islands law, it represents the opinion of Campbells Legal (BVI) Limited, our British Virgin Islands counsel.

British Virgin Islands Taxation

Under the law of the British Virgin Islands as currently in effect, a holder of our Ordinary Shares who is not a resident of the British Virgin Islands is not liable for British Virgin Islands income tax on dividends paid with respect to our Ordinary Shares, and all holders of our Ordinary Shares are not liable to the British Virgin Islands for income tax on gains realized on the sale or disposal of such Ordinary Shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Companies Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Companies Act. In addition, securities of companies incorporated or re-registered under the BVI Companies Act are not subject to transfer taxes, stamp duties or similar charges, except in certain circumstances in respect of transactions involving interests in land situated in the British Virgin Islands or the securities of a company owning such an interest.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands, although a Tax Information Exchange Agreement is in force.

U.S. Federal Income Taxation

General

The following are the material U.S. federal income tax consequences to an investor of the acquisition, ownership and disposition of our Ordinary Shares.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our Ordinary Shares that is treated for U.S. federal income tax purposes as:

●  an individual citizen or resident of the United States;

●  a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●  a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our Ordinary Shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such an owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of our Ordinary Shares based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our Ordinary Shares as capital assets within the meaning of Section 1221 of the Code, and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

● financial institutions or financial services entities;

● broker-dealers;

● persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

● tax-exempt entities;

● governments or agencies or instrumentalities thereof;

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● insurance companies;

● regulated investment companies;

● real estate investment trusts;

● certain expatriates or former long-term residents of the United States;

● persons that actually or constructively own 5% or more of our Ordinary Shares;

● persons that acquired our Ordinary Shares pursuant to the exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

● persons that hold our Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

● persons whose functional currency is not the U.S. dollar;

● controlled foreign corporations; or

● passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our Ordinary Shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our Ordinary Shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our Ordinary Shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our Ordinary Shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES IS NOT TAX ADVICE. EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our Ordinary Shares. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such shares. Any remaining excess will be treated as gain from the sale or other taxable disposition of such shares and will be treated as described under “— Taxation on the Disposition of Ordinary Shares” below.

With respect to non-corporate U.S. Holders, dividends on our Ordinary Shares may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares” below) provided that (1) such shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, our Ordinary Shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include The Nasdaq Capital Market. Although our Ordinary Shares are currently listed and traded on The Nasdaq Capital Market, we cannot guarantee that our Ordinary Shares will continue to be listed on The Nasdaq Capital Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Ordinary Shares.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our Ordinary Shares (which, in general, would include a distribution in connection with our liquidation), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Ordinary Shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at reduced rates of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Ordinary Shares exceeds one year. The deductibility of capital losses is subject to various limitations.

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Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our Ordinary Shares, subject to certain limitations and exceptions. Under applicable regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF, rules discussed below under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Ordinary Shares.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the composition of our assets and the nature of the Company’s income and our subsidiaries’ income for our taxable year ended December 31, 2025, we do not believe we were a PFIC for such year, and we do not expect to be a PFIC for our taxable year ending December 31, 2026 or to become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Our PFIC status for our current taxable year will depend in part on the market value of our Ordinary Shares (which may fluctuate significantly) and on how, and how quickly, we use the cash proceeds of the September 2026 Financing and any sales of Put Shares under the Equity Purchase Agreement. Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if a U.S. Holder owned our Ordinary Shares at any time prior to our acquisition of Elite, such U.S. Holder may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless such U.S. Holder made either a valid and timely QEF election or a valid and timely mark-to-market election, in each case as described below.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our Ordinary Shares and the U.S. Holder did not make either a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) such shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

● any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares; and

● any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

Under these rules,

● the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●  the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●  the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●  the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our Ordinary Shares by making a timely QEF election (or a QEF election along with a purging election, as described below). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our Ordinary Shares and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of our Ordinary Shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, the initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held Ordinary Shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years, unless such U.S. Holder made a purging election as described below. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our Ordinary Shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our Ordinary Shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold our Ordinary Shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our Ordinary Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Ordinary Shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

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If a U.S. Holder did not make a timely “mark-to-market” election (as described below), and if we were a PFIC at any time during the period such U.S. Holder held our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to such U.S. Holder even if we cease to be a PFIC in a future year, unless such U.S. Holder makes a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, such U.S. Holder will have a new tax basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and tax holding period (which new holding period will begin the day after such last day) in such Ordinary Shares.

As an alternative to the QEF election, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our Ordinary Shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its Ordinary Shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over the adjusted tax basis in its Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including The Nasdaq Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our Ordinary Shares are listed and traded on The Nasdaq Capital Market, we cannot guarantee that our Ordinary Shares will continue to be listed and traded on The Nasdaq Capital Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Ordinary Shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, and we do not plan to make annual determinations or otherwise notify U.S. Holders of the PFIC status of any such lower-tier PFIC. There also is no assurance that we will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Ordinary Shares should consult their own tax advisors concerning the application of the PFIC rules to our Ordinary Shares under their particular circumstances.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to our Ordinary Shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our Ordinary Shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our Ordinary Shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our Ordinary Shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its Ordinary Shares and adjustments to that tax basis and whether any gain or loss with respect to such Ordinary Shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our Ordinary Shares.

Moreover, backup withholding of U.S. federal income tax at a rate of 24% generally will apply to dividends paid on our Ordinary Shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of Ordinary Shares by a U.S. Holder (other than an exempt recipient), in each case who

● fails to provide an accurate taxpayer identification number;

● is notified by the IRS that backup withholding is required; or

● in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

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EXPENSES RELATED TO THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[●]
Legal Fees and Expenses	$	[●]
Accounting Fees and Expenses	$	[●]
Miscellaneous Expenses		-
Total Expenses	$	[●]

ENFORCEABILITY OF CIVIL LIABILITIES

UNDER UNITED STATES FEDERAL SECURITIES LAWS AND OTHER MATTERS

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

A majority of our directors and executive officers are nationals or residents of the United States and all or a substantial portion of such individuals’ assets are located in the United States. Our CEO and director, Mr. Stephen Faucetta, primarily resides in the U.S. Our director and Mohsen (Michael) Khorassani is located in the U.S. Our director and Audit Committee Chair, Glenn Josephs, is located in the U.S. Our CFO, Kai Zhang, is located in PRC. Our directors Phillip Balatsos and Andrew Hancox are located in the United States. It would be difficult for investors to effect service of process upon of directors and officers who are located outside the U.S. or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Our investors may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in BVI, mainland China or Hong Kong against our directors and officers or us.

64

We have appointed Abit USA Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

We have been advised by Jincheng Tongda & Neal, our counsel as to PRC law, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or British Virgin Islands courts obtained against our directors and officers predicated upon the civil liability provisions of the United States federal and state securities laws. Jincheng Tongda & Neal has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the British Virgin Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the British Virgin Islands.

We have been advised by Patrick Mak & Tse, our counsel as to Hong Kong law, that there is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, and that the judgement is made by a competent court as determined by the private international law rules applied by courts of Hong Kong. Such a judgment may not, in any event, be enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

We have been advised by Campbells, our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in commercial matters. In the case of a final and conclusive judgment obtained in a court of a foreign country (with which no reciprocal arrangements exist or extend), such as the United States, for either a liquidated sum (not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations), or in certain circumstances, for in personam non-money relief, such judgment will be recognized and enforced in the British Virgin Islands courts without any re-examination of the merits at common law, by an action commenced on the foreign judgment in the British Virgin Islands courts. The courts would enforce the relevant judgment, provided that:

-	the judgment had not been wholly satisfied;

-	United States court had jurisdiction in the matter and the Company either submitted to the jurisdiction of the foreign court or was resident or carrying on business within such jurisdiction and was duly served with process;

-	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of a court;

-	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy or for some other similar reason the judgment could not have been entertained by the British Virgin Islands courts; and

-	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

65

LEGAL MATTERS

Kaufman & Canoles, P.C., is acting as counsel for us with respect to certain legal matters as to United States federal securities law and New York state law. The validity of the Ordinary Shares and legal matters in connection with the securities offered pursuant to this prospectus will be passed upon for us by Campbells Legal (BVI) Limited to the extent governed by the laws of the British Virgin Islands. The address of Campbells Legal (BVI) Limited in the British Virgin Islands is Floor 4, Banco Popular Building, Road Town, Tortola VG1110. Certain legal matters as to PRC law will be passed upon for us by Jincheng Tongda & Neal Law Firm. The address of Jincheng Tongda & Neal Law Firm is 42F, Central Tower, No. 5 Xiancun Road, Zhujiang New Town, Guangzhou, China. Certain legal matters as to Hong Kong law will be passed upon for us by Patrick Mak & Tse. The address of Patrick Mak & Tse is Rooms 901-905, 9th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

EXPERTS

The financial statements incorporated by reference in this prospectus for the year ended December 31, 2025 have been audited by Audit Alliance LLP, an independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them. The information we incorporate by reference into this prospectus is an important part of this prospectus. Any statement in a document we have filed with the SEC prior to the date of this prospectus and which is incorporated by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.

We incorporate by reference into this prospectus the information contained in the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is considered to be a part of this prospectus:

●	Our Annual Report on Form 20-F for the year ended December 31, 2025, filed on April 29, 2026; and

●	Our Current Reports on Form 6-K filed on April 29, 2026, August 11, 2026, September 17, 2026, October 7, 2026 and October 15, 2026; and

●	The description of our ordinary shares contained in our registration statement on Form F-4 filed on May 28, 2021, as amended; and

all documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement (that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold) shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

We also incorporate by reference all additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are filed after the effective date of the registration statement of which this prospectus is a part and prior to the termination of the offering of securities offered pursuant to this prospectus. We also incorporate by reference all additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are filed after the filing date of the registration statement of which this prospectus is a part and prior to effectiveness of that registration statement. We are not, however, incorporating, in each case, any documents or information that we are deemed to “furnish” and not file in accordance with SEC rules.

You may obtain a copy of these filings, without charge, by writing or calling us at:

Abits Group Inc

Level 24 Lee Garden One, 33 Hysan Avenue

Causeway Bay, Hong Kong SAR

+852 3959-8605 — telephone

Attn: Investor Relations

WHERE YOU CAN FIND MORE INFORMATION

We are a foreign private issuer and are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. We file annual reports on Form 20-F with the SEC and furnish reports on Form 6-K. We are not required to file quarterly reports, we are exempt from the proxy rules under Section 14(a) of the Exchange Act, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. This prospectus does not contain all of the information set forth in the registration statement or the exhibits that are a part of the registration statement. You may read and copy the registration statement and any document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov.

66

Up to 50,476,408 Ordinary Shares

Offered by the Selling Shareholder of

ABITS GROUP INC

PROSPECTUS

, 2026

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date hereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under the Memorandum and Articles of Association of the Registrant, the Registrant may indemnify and hold harmless its directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of the Registrant’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal investigative and administrative proceedings concerning the Registrant or its affairs in any court whether in the British Virgin Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, the Registrant has sold the following securities that were not registered under the Securities Act:

●	On September 14, 2026, pursuant to the Securities Purchase Agreement, dated as of September 14, 2026, the Registrant issued to Shakawe Capital LLC a convertible promissory note in an original principal amount of US$16,470,588.24, for an aggregate purchase price of up to US$14,000,000 payable in tranches, of which US$8,000,000 was funded at closing.
●	On September 14, 2026, pursuant to the Equity Purchase Agreement, dated as of September 14, 2026, between the Registrant and Shakawe, the Registrant issued to Shakawe, in payment of the US$7,500,000 commitment fee thereunder, pre-funded warrants to purchase 5,357,143 Ordinary Shares at an exercise price of US$0.00001 per share, subject to the issuance of additional Commitment Shares (or pre-funded warrants in lieu thereof) pursuant to the true-up provisions of the Equity Purchase Agreement. No Put Shares have been issued under the Equity Purchase Agreement as of the date of this registration statement.
●	On September 14, 2026, pursuant to the placement agent agreement with RBW Capital Partners LLC and Dawson James Securities, Inc. (together, the “Placement Agent”), the Registrant issued to the Placement Agent warrants to purchase a number of Ordinary Shares equal to five percent (5.0%) of the aggregate Ordinary Shares (or share equivalents) placed in the September 2026 Financing, being warrants to purchase 3,750,000 Ordinary Shares, exercisable for a term of five years at an exercise price of US$1.54 per share (115% of the offering price), as partial compensation for placement agent services rendered on a best-efforts basis in connection with the September 2026 Financing. No separate cash consideration was received for the issuance of the warrants.

Each such issuance was made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder, and no underwriters were involved in any such issuance except as described above under “The September 2026 PIPE.”

Item 8. Exhibits and Financial Statement Schedules

A list of exhibits filed with this registration statement on Form F-1 is set forth on the Exhibit Index and is incorporated herein by reference.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-1

The undersigned registrant hereby undertakes that:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(2)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee” table in the effective registration statement;

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(e)	That, for the purpose of determining liability under the Securities Act to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(f)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(g)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(h)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement or Amendment thereto on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Kentucky, United States on October 16, 2026.

ABITS GROUP INC

By:
Name:	Stephen Faucetta
Title:	Chief Executive Officer
(Principal Executive Officer)

By:
Name:	Kai Zhang
Title:	Chief Financial Officer
(Principal Accounting and Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

	Chief Executive Officer, Director and Chairman of Board of Directors	October 16, 2026
Stephen Faucetta	(Principal Executive Officer)

	Chief Financial Officer	October 16, 2026
Kai Zhang	(Principal Accounting and Financial Officer)

	Director	October 16, 2026
Glenn Josephs

	Director	October 16, 2026
Mohsen (Michael) Khorassani

	Director	October 16, 2026
Phillip Balatsos

	Director	October 16, 2026
Andrew Hancox

October 16, 2026
Stephen Faucetta, Attorney-in-Fact

II-3

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Abits Group Inc , has signed this registration statement or amendment thereto in Kentucky, United States on October 16, 2026.

By:
Name:	Stephen Faucetta
Title:	Chief Executive Officer, Authorized Representative in the United States

II-4

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1	Description of Ordinary Shares (incorporated by reference to Exhibit 2.2 to our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2026)
3.1	Amended and Restated Memorandum and Articles of Association of Abits Group Inc (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on March 5, 2025)
4.2*	Specimen Ordinary Share Certificate
4.3	Form of Convertible Promissory Note, dated September 14, 2026 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 17, 2026)
4.4	Form of Pre-Funded Warrant to Purchase Ordinary Shares, dated September 14, 2026 (incorporated by reference to Exhibit 10.5 to our Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 17, 2026)
4.5	Form of Placement Agent Warrant to Purchase Ordinary Shares, dated September 14, 2026 (incorporated by reference to Exhibit 10.6 to our Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 17, 2026)
5.1*	Opinion of Campbells Legal (BVI) Limited
5.2*	Opinion of Jincheng Tongda & Neal Law Firm
5.3*	Opinion of Patrick Mak & Tse
10.1	Securities Purchase Agreement, dated August 5, 2026, among the Company, ARC Group International Ltd. and Conglin Deng (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on August 11, 2026)
10.2	Form of Securities Purchase Agreement, dated September 14, 2026, between the Company and Shakawe Capital LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 17, 2026)
10.3	Form of Registration Rights Agreement, dated September 14, 2026, between the Company and Shakawe Capital LLC (incorporated by reference to Exhibit 10.3 to our Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 17, 2026)
10.4	Form of Equity Purchase Agreement, dated September 14, 2026, between the Company and Shakawe Capital LLC (incorporated by reference to Exhibit 10.4 to our Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 17, 2026)
10.5	Form of Lock-Up Agreement, dated September 14, 2026 (incorporated by reference to Exhibit 10.7 to our Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 17, 2026)
10.6	Placement Agent Agreement, dated September 14, 2026 (incorporated by reference to Exhibit 10.8 to our Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 17, 2026)
10.7+	The Preferred Share Repurchase and Cancellation Agreement, dated September 10, 2026
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Audit Alliance LLP
23.2*	Consent of Campbells (contained in Exhibit 5.1)
23.3*	Consent of Jincheng Tongda & Neal Law Firm (contained in Exhibit 5.2)
23.4*	Consent of Patrick Mak & Tse (contained in Exhibit 5.3)
24.1+	Power of Attorney (contained on signature page)
107*	Filing Fees Table

+	Filed herewith.
*	To be filed by amendment.

II-5

F-1

ABITS GROUP INC

CONSOLIDATED BALANCE SHEETS

		As of	As of
	Note	June 30, 2026 (Unaudited)	December 31, 2025
ASSETS
Current Assets
Cash and cash equivalents		$79,007	$83,837
Receivable and Other receivables		814,410	816,847
Accounts prepaid		1,000	-
Total current assets		894,417	900,684
Digital assets	1	1,445,832	1,483,451
Property, equipment and vehicles	2	6,822,932	8,530,215
Total non-current assets		8,268,764	10,013,666
Total Assets		9,163,181	10,914,350

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Payable, other payable and accruals		$1,054,417	$1,258,579
Short-term loan from unrelated third party	3	1,250,000	1,500,000
Total current liabilities		2,304,417	2,758,579
Non-Current liabilities
Long-term loan from unrelated third party		-	375,000
Total non-current liabilities		-	375,000
Total Liabilities		2,304,417	3,133,579
Stockholders’ Equity
Preferred stock, no par value, authorized: unlimited shares, 333,333 shares issued and outstanding as of June 30, 2026 and December,31 2025		$5,050	$5,050
Common stock, no par value, authorized: unlimited shares. Issued and outstanding: 3,214,445 shares as of June 30, 2026 and 2,369,995 shares as of December 31, 2025	6	35,554	35,554
Additional paid-in capital		91,202,699	89,556,913
Accumulated deficit		(84,223,968)	(81,672,879)
Accumulated other comprehensive income		(160,571)	(143,867)
Total Shareholders’ Equity		6,858,764	7,780,771
Total Liabilities and Shareholders’ Equity		$9,163,181	$10,914,350

F-2

ABITS GROUP INC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Six Months Ended	Six Months Ended
	Note	June 30, 2026	June 30, 2025
Revenue	4	$3,195,414	$3,995,558
Direct costs of revenue	5	(2,759,655)	(1,856,866)
Profit from operations		435,759	2,138,692
General and administrative expenses		(500,027)	(1,133,589)
Depreciation		(2,014,958)	(1,619,905)
Gain on disposal of miners and other net income		141,893	-
Interest expense	3	(184,633)	(90,000)
Fair value changes of digital assets		(419,009)	364,800
Loss before tax		(2,540,975)	(340,002)
Income taxes		(10,114)	(14,785)
Loss after tax		(2,551,089)	(354,787)
Foreign exchange adjustment		(16,704)	260
Comprehensive loss for the period		$(2,567,793)	$(354,527)

Basic and diluted loss per ordinary share		$(0.79)	$(0.15)
Basic and diluted average number of ordinary shares outstanding		3,214,445	2,369,995

F-3

ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY

	Preferred Shares		Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Number	Amount($)	Number	Amount($)	Capital($)	Deficit($)	Income($)	Total($)
Balance, December 31, 2024	333,333	$5,050	2,369,995	$35,554	$89,290,193	$(78,803,383)	$(146,463)	$10,380,951
Net loss for the first half of year	-	-	-	-	-	(354,787)	-	(354,787)
Foreign exchange adjustment	-	-	-	-	-	-	260	260
Balance June 30,2025	333,333	$5,050	2,369,995	$35,554	$89,290,193	$(79,158,170)	$(146,203)	$10,026,424
Net loss for the Second half of year	-	-	-	-		(2,514,709)	-	(2,514,709)
Foreign exchange adjustment							2,336	2,336
Compensation	-	-	-	-	266,720	-	-	266,720
Balance, December 31, 2025	333,333	$5,050	2,369,995	$35,554	$89,556,913	$(81,672,879)	$(143,867)	$7,780,771
Net loss for the first half of year	-	-	-	-	-	(2,551,089)	-	(2,551,089)
Share Issuance	-	-	844,450	-	1,645,786	-		1,645,786
Foreign exchange adjustment	-	-	-	-	-	-	(16,704)	(16,704)
Balance, June 30, 2026	333,333	$5,050	3,214,445	$35,554	$91,202,699	$(84,223,968)	$(160,571)	$6,858,764

F-4

ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended	For the Six Months Ended
	June 30, 2026	June 30, 2025

Net loss for the period	$(2,551,089)	$(354,787)
Adjustments to reconcile to cash used in operating activities:
Depreciation of property, and equipment	2,014,958	1,619,905
Fair value changes on digital assets	419,009	-
Non-operating income from insurance claims and disposal of vehicles	(141,893)	-
Changes in operating assets and liabilities:
Other receivables and prepayments	2,437	15,916
Other payable and accruals	(204,162)	(145,140)
Account prepaid and other deposits	(1,000)	-
Digital assets	(381,390)	(1,706,337)
Net cash (used in) operating activities	(843,130)	(570,443)
Cash flows from investing activities
Purchase of property and equipment	(307,675)	(3,028,603)
Proceeds from insurance claims and disposal of vehicles	141,893	-
Net cash (used in) investing activities	(165,782)	(3,028,603)
Cash flows from financing activities
Cash from financing activities:	1,645,786	3,000,000
Repayment of loans from unrelated third parties	(625,000)	(375,000)
Net cash generated from financing activities	1,020,786	2,625,000
Net cash inflow/(outflow) for the period	11,874	(974,046)
Effect of exchange rates on cash and cash equivalents	(16,704)	260
Net decrease in cash and cash equivalents	(4,830)	(973,786)
Cash and cash equivalents, beginning of year	83,837	1,118,929
Cash and cash equivalents, end of the period	$79,007	$145,143

See accompanying notes to unaudited consolidated financial statements

F-5

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Digital assets

Digital assets comprise holdings of:

	June 30, 2026		December 31, 2025
BTC	Number	Value	Number	Value
Stock of bitcoins at the beginning of the period	15.99	1,460,834	2.58	246,136
Mined during the year	41.21	3,008,051	89.09	8,819,575
Exchanged for USD	(32.53)	(2,604,044)	(74.32)	(7,838,757)
Exchanged for USDT	-	-	(3.50)	(326,515)
Collected BTC	-	-	2.14	178,726
Change in fair value of Bitcoin	-	(419,009)	-	381,669
Stock of bitcoins at the end of the period	24.67	1,445,832	15.99	1,460,834

USDT:
Balance brought forward:		22,617		11,617
Proceeds from exchange of USD and USDC		124,430		2,564,355
Proceeds from exchange of bitcoins		-		326,514
Procurement of expenses		(147,047)		(2,879,869)
Balance carried forward:		-		22,617
Total per Note 1 to Balance Sheet		1,445,832		1,483,451

2. Property, equipment and vehicles

Cost:	Land	Plant	Equipment	Vehicles	Total

Balance, December 31, 2025	1,896,292	2,585,041	10,552,985	133,308	15,167,626
Additions	-	101,217	206,458	-	307,675
Balance, June 30, 2026	1,896,292	2,686,258	10,759,443	133,308	15,475,301

Depreciation:
Balance, December 31, 2025	-	1,026,860	5,477,243	133,308	6,637,411
Charge for the year	-	263,566	1,751,392	-	2,014,958
Balance, June 30, 2026	-	1,290,426	7,228,635	133,308	8,652,369
Net book value:
Balance, December 31, 2025	1,896,292	1,558,181	5,075,742	-	8,530,215

Balance, June 30, 2026	1,896,292	1,395,832	3,530,808	-	6,822,932

F-6

3. Loan and Interest expense

In March 2025, the   Company borrowed $ 3 million, with an annual interest rate of 12% and a term of two years. The repayment amount for each period is $125,000 with interest of $30,000, starting from April 2025.

4. Revenue

	2026-H1	2025-H1

Bitcoin operations in Duff site (1)	1,805,913	3,370,115
Bitcoin operation in Memphis site (2)	1,202,138	489,554
Hosting fees from third parties	187,363	135,889
Total	3,195,414	3,995,558

(1)	The output of bitcoins in Duff during the first half year of 2026 is 25.63 coins (2025-H1:33.33 coins).

(2)	The Company started mining in the Memphis site from the end of March 2025.The output of bitcoins is 15.58 coins during the first half year of 2026.

5. Direct costs of revenue

	2026-H1	2025-H1

Electricity cost in Duff site	1,359,520	1,353,685
Water fee in Duff site	105,222	142,879
Hosting fee in Memphis site(1)	1,054,696	113,498
Salaries(2)	240,217	246,804
Total	2,759,655	1,856,866

(1)	The Company signed an agreement with 4545 S Mendenhall LLC in March 2025.

(2)	The staff costs relate to that of the site manager, technicians and other part-time workers at the mining center in Duff, Tennessee.

F-7

6. Shares of Equity

(a)

On February 24, 2026, the Company closed registered direct offering with institutional investors of approximately $2.1 million of Ordinary Shares and pre-funded warrants at a price of $2.65 per Ordinary Share. The Company expects to use the net proceeds ($1.64m) from the offering, together with its existing cash, for general corporate purposes and working capital.

The offering consisted of the sale of 792,452 Ordinary Shares or Pre-Funded Warrants. The price per Ordinary Share was $2.65 (or $2.64999 for each Pre-Funded Warrant, which is equal to the offering price per Ordinary Share sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant).

As of June 30, 2026, the-above-referenced warrants have been fully exercised (792,450 ordinay shares were issued due to rounding).

(b)

On March 30, 2026, the board of directors and the compensation committee of the Company adopted resolutions ratifying and approving the grant of the Restricted Stock Units (RSUs) set forth in the employment agreements of the CEO and former CFO:

● the Former CFO (Wanhong Tan) was awarded one hundred and eighty thousand (or 12,000 after adjustment for the one-for-fifteen reverse stock split effected in March 2025) RSUs to receive an equal number of ordinary shares of the Company, subject to the Company’s Omnibus Equity Incentive Plan, and

● grant the CEO six hundred thousand (or 40,000 after adjustment for the one-for-fifteen reverse stock split effected in March 2025) RSUs to receive an equal number of ordinary shares of the Company, subject to the Company’s Omnibus Equity Incentive Plan.

The aforementioned 40,000 and 12,000 underlying shares were fully issued on May 15, 2026.

7. Subsequent Event

(a)

On August 6, 2026, the Registrant’s CEO Conglin Deng transferred all of his beneficial interests in securities of the Registrant to ARC Group International Ltd. (“ARC”) pursuant to a Securities Purchase Agreement dated August 5, 2026. As a result of the transaction, ARC holds approximately 47% of the voting power of the Registrant, and Mr. Deng has 0% voting power. The transaction involved the transfer of existing interests, and no new securities were issued.

The purchase price consisted of $5.0 million in cash and a promissory note for $3.5 million, bearing 12% interest annually and maturing in August 2027 (the “Note”). If the Company completes an acquisition of assets or business operations from a third party within 180 days after the closing, the Company will issue to Mr. Deng ordinary shares having an aggregate value of $5.0 million, determined in accordance with the Purchase Agreement. If the Company does not complete such an acquisition within that period, ARC will pay Mr. Deng $5.0 million in cash.

Effective August 5, 2026, Tao Xu and Chuan Zhan resigned from the Company’s Board of Directors.

Phillip Balatsos and Andrew Hancox were appointed to fill the resulting vacancies.

(b)

On September 14, 2026, Abits Group Inc entered into a Securities Purchase Agreement with one institutional investor, providing for the issuance and sale of a convertible promissory note (the “Note”) in an original principal amount of US$16,470,588.24 for an aggregate purchase price of up to US$14,000,000, reflecting a fifteen percent (15%) original issue discount and thirteen percent (13%) interest fully earned and guaranteed for twelve (12) months. The purchase price is payable in three tranches of US$8,000,000, up to US$2,500,000 and up to US$3,500,000.

F-8

On September 14, 2026, pursuant to the Equity Purchase Agreement between the Registrant and investor, the Registrant issued to investor, in payment of the US$7,500,000 commitment fee thereunder, pre-funded warrants to purchase 5,357,143 Ordinary Shares at an exercise price of US$0.00001 per share, subject to the issuance of additional Commitment Shares (or pre-funded warrants in lieu thereof) pursuant to the true-up provisions of the Equity Purchase Agreement. No Put Shares have been issued under the Equity Purchase Agreement as of the date of this registration statement.

The company entered into the Placement Agent Agreement with RBW Capital Partners LLC/Dawson James Securities, Inc. The “Placement Agent” acted as exclusive placement agent on a best efforts basis, with no obligation to purchase securities. Compensation consists of a cash fee of eight percent (8.0%) of aggregate gross proceeds raised in the offering; a cash fee of three percent (3.0%) of aggregate gross proceeds raised under the Equity Purchase Agreement as capital is drawn down, to which the first fee does not apply; and warrants to purchase a number of Ordinary Shares equal to five percent (5.0%) of the aggregate Ordinary Shares, or share equivalents, placed in the offering, with a five-year term and an exercise price of 115% of the offering price.

(c)

On October 6, 2026, the Company terminated the employment of Conglin Deng as Chief Executive Officer without Cause. Mr. Deng automatically ceased serving as a director of the Company and as a member of all committees of the Board.

Effective as of October 6, 2026, Yanyan Sun resigned as a director of the Company and from all committees of the Board on which she served.

Effective as of October 6, 2026, Khuat Leok Choong, Lionel resigned as a director of the Company, as Chair of the Audit Committee, and from all other committees of the Board on which he served.

On October 6, 2026, the Board appointed Stephen Faucetta as Chief Executive Officer, Chairman of the Board and a director, and appointed Glenn Josephs and Mohsen (Michael) Khorassani as independent directors, in each case effective as of October 6, 2026. The appointments of Mr. Josephs and Mr. Khorassani filled the vacancies created by the resignations of Khuat Leok Choong Lionel and Yanyan Sun, respectively.

F-9